Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration No. 333-190035

PROSPECTUS

70,712,385 SHARES OF COMMON STOCK

TAURIGA SCIENCES, INC.

This prospectus relates to the resale of up to 70,712,385 shares of our common stock, which may be offered by the selling stockholder, Hanover Holdings I, LLC, a New York limited liability company, or Hanover. The shares of common stock being offered by the selling stockholder are issuable (i) upon conversion of a senior convertible note in the principal amount of $337,500, or the Convertible Note, that we issued to Hanover on May 22, 2013 and (ii) pursuant to a common stock purchase agreement dated as of June 3, 2013 between us and Hanover, or the Purchase Agreement.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the resale of shares of our common stock by the selling stockholder under this prospectus, however, we have received gross proceeds of $225,000 from the sale of the Convertible Note to Hanover and we may receive gross proceeds of up to $5,000,000 from sales of our common stock to Hanover under the Purchase Agreement.

Hanover may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We provide more information about how Hanover may sell its shares of common stock in the section titled “Plan of Distribution” on page 23. We will pay the expenses incurred in connection with the offering described in this prospectus, with the exception of brokerage expenses, fees, discounts and commissions, which will be paid by the selling stockholder. In addition, we issued 3,181,819 shares of our common stock to Hanover as an initial commitment fee for entering into the Purchase Agreement and we may issue additional commitment shares to Hanover under certain circumstances described in this Prospectus. With respect to the shares of Common Stock that have been and may be issued pursuant to the Purchase Agreement, Hanover is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and with respect to any other shares of common stock, Hanover may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Our common stock is quoted on the OTCQB Marketplace operated by OTC Markets Group Inc., or the OTCQB, under the symbol “TAUG”. The last reported sale price of our common stock on the OTCQB on July 16, 2013 was $0.035 per share.

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” on page 14 of this prospectus and “Part I—Item 1A Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2013.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and the financial statements appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this Prospectus. Unless the context indicates or suggests otherwise, references to “we,” “our,” “us,” the “Company,” or the “Registrant” refer to Tauriga Sciences, Inc., a Florida corporation.

Our Business

Tauriga Sciences Inc. (“the Company”) is a diversified company that operates in the biotechnology space, which includes medical devices and development of proprietary drug compounds. The mission of the Company is to acquire a diversified portfolio of medical technologies with the aim of providing financial and human capital resources, to unlock significant value for the shareholders. The Company’s business model entails the acquisition of licenses, equity stakes, rights on both an exclusive and non-exclusive basis, and entire businesses.

In March 2013, the Company signed a Memorandum of Understanding (“Marvanal MOU”) with Marvanal, Inc. (“Marvanal”), a company who is an approved vendor with the State of Connecticut public school food lunch program (“CT Food Program”). Marvanal’s lactose-free dairy products are authorized for the 2012-2013 CT Food Program and is currently developing a comprehensive line of dairy products utilizing a specific food-protein concentration-based technology. The Marvanal MOU was for the Company to acquire the exclusive marketing rights within the State of New York for Marvanal’s lactose-free, dairy product line. The Company is not pursuing the Marvanal MOU.

In May 2013, the Company signed a Memorandum of Understanding (“Constellation MOU”) with Constellation Diagnostics, Inc. (“Constellation”). Constellation is a developer of camera-based technology with the goal of preventing skin cancer through early detection. Under the terms of the Constellation MOU, the Company and Constellation will establish a joint venture partnership to develop and commercialize a novel, imaging-based diagnostic technology for use in predictive and preventative oncology. Constellation has already begun product development in collaboration with professors at the Massachusetts Institute of Technology (“MIT”) and Harvard University. The Company made an initial investment in Constellation of $100,000 for a 2% equity stake. The Constellation MOU provides the potential of the Company earning an equity stake in Constellation of up to 35% with up to $1,000,000 in investments.

On May 31, 2013, the Company signed a Licensing Agreement with Green Hygienics, Inc. (“GHI”) to enable the Company on an exclusive basis for North America, to market and sell 100% tree-free, bamboo-based, biodegradable, hospital grade wipes, as well as other similar products.

The Company has signed Memorandum of Understandings (“MOU”) and/or Letter of Intents (“LOI”) with various groups and/or companies and is currently negotiating for completion of the respective agreements to include one or more operations into the Company. These MOUs and/or LOIs have all been released as public information through a Form 8-K and/or a press release. There are no guarantees that the outstanding MOUs and/or LOIs will be finalized.

Corporate Information

We are a Florida corporation formed on April 8, 2001. We were originally organized to be a blank check company.

On June 8, 2009, the Board of Directors approved the change of name to “Novo Energies Corporation”. As described in a report filed with the United States (“U.S.”) Securities and Exchange Commission on June 26, 2009, a majority of shareholders executed a written consent in lieu of an Annual Meeting (the “Written Consent”) effecting the change of the name of our business from “Atlantic Wine Agencies, Inc.” to “Novo Energies Corporation” on June 8, 2009 to better reflect what we then intended to be our future operations. We filed an amendment to our Articles of Incorporation on June 8, 2009 with the Florida Secretary of State to affect this name change after receiving the requisite corporate approval.

On June 23, 2009, the Board of Directors approved a 3-for-1 forward stock split. Accordingly, all share and per share amounts have been retroactively adjusted in the accompanying financial statements.

On July 30, 2009, Novo Energies Corporation (“Novo”) formed a wholly-owned subsidiary, WTL Renewable Energy, Inc. (“WTL”). WTL was established as a Canadian Federal Corporation whose business is to initially research available technologies capable of transforming plastic and tires into useful energy commodities. Simultaneously, WTL also intended to plan, build, own, and operate renewable energy plants throughout Canada utilizing a third party technology and using plastic and tire waste as feedstock. On May 8, 2012, the name was changed to Immunovative Canada, Inc.

On May 17, 2011, Novo entered into an exclusive memorandum of understanding with Immunovative Clinical Research, Inc. (“ICRI”), a Florida corporation and wholly-owned subsidiary of Immunovative Therapies, Ltd. (“ITL”), an Israeli corporation pursuant to which the Company and ICRI intended to pursue a merger resulting in Novo owning ICRI.

On January 8, 2013, the Company received from ITL, a notice by which ITL purported to terminate the License Agreement dated December 9, 2011 between the Company and ITL (the “ITL Notice”), along with alleged damages. It is the Company’s position that ITL breached the License Agreement by delivering the ITL Notice and, that prior to the ITL Notice, the License Agreement was in full force and, on January 17, 2013 and that the Company had complied in all material respect with the License Agreement therefore the Company believes that there are no damages to ITL. As such, on January 17, 2013, the Company filed a lawsuit against ITL, which included the request for various injunctive relief against ITL for damages stemming from this breach.

On February 19, 2013, the Company and ITL entered into a settlement agreement whereby the parties have agreed to the following: (1) the Company will submit a letter to the Court advising the Court that the parties have reached a settlement and that the Company is withdrawing its motion, (2) ITL will pay the Company $20,000, (3) ITL will issue to the Company, ITL’s share capital equivalent to 9% of the issued and outstanding shares of ITL, (4) the Company will change its name and (5) the settling parties agree that the license agreement will be terminated.

On March 13, 2013, the Board of Directors approved the change of name to “Tauriga Sciences, Inc.” from “Immunovative, Inc.” We filed an amendment to our Articles of Incorporation on March 13, 2013 with the Florida Secretary of State to affect this name change after receiving the requisite corporate approval. The Company’s symbol change to “TAUG” was approved by FINRA effective April 9, 2013.

Transfer Agent

Our transfer agent is ClearTrust LLC, and is located at 16540 Pointe Village Dr., Suite 206, Lutz, Florida 33558. The agent’s telephone number is (813) 235-4490.

Recent Developments

Senior Convertible Note Financing with Hanover Holdings I, LLC

Note Purchase Agreement and Convertible Note

On May 22, 2013, we entered into a note purchase agreement with Hanover, which we refer to as the Note Purchase Agreement. The Note Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Note Purchase Agreement, Hanover will purchase from us the Convertible Note with an initial principal amount of $337,500 for a purchase price of $225,000, representing a 33.33% original issue discount. We issued the Convertible Note to Hanover on May 22, 2013.

$56,250 of the outstanding principal amount of the Convertible Note (together with any accrued and unpaid interest with respect to such portion of the principal amount) would have been automatically extinguished upon the filing of the registration statement of which this prospectus is a part if we filed the registration statement prior to July 6, 2013. However, we were unable to file the registration statement before July 6, 2013. On July 5, 2013, we obtained a waiver from Hanover with respect to the breach caused by our failure to file this registration statement prior to July 6, 2013. Accordingly the $56,250 will not be reduced from the amounts outstanding under the Convertible Note. However, $56,250 of the outstanding principal amount of the Convertible Note (together with any accrued and unpaid interest with respect to such portion of the principal amount) will be automatically extinguished (without any cash payment by us) if (i) the registration statement of which this prospectus is a part is declared effective by the SEC on or prior to the earlier of (A) the 120th calendar day after May 22, 2013 and (B) the fifth business day after the date we are notified by the Securities and Exchange Commission, or the Commission, that the registration statement will not be reviewed or will not be subject to further review, and this prospectus is available for use by Hanover for the resale by Hanover of all of the shares of our common stock issued or issuable upon conversion of the Convertible Note and (ii) no event of default under the Convertible Note or an event that with the passage of time or giving of notice would constitute an event of default under the Convertible Note has occurred on or prior to such date.

The Convertible Note matures on January 22, 2014 and, in addition to the 33.33% original issue discount, accrues interest at the rate of 12% per year. The Convertible Note is convertible at any time, in whole or in part, at Hanover’s option into shares of our common stock at a fixed conversion price of $0.055 per share, subject to adjustment. This conversion price represents a discount of approximately 2.827% from the closing price of our common stock of $0.0566 on May 22, 2013, the date we issued the Convertible Note to Hanover. Based on the closing price of our common stock of $0.369 on July 15, 2013, the Convertible Notes are currently significantly “out-of-the-money”. At no time will Hanover be entitled to convert any portion of the Convertible Note to the extent that after such conversion, Hanover (together with its affiliates) would beneficially own more than 4.99% of our common stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder). The Convertible Note includes “full ratchet” and standard anti-dilution protection.

The Convertible Note includes customary event of default provisions, and provides for a default interest rate of 18%. Upon the occurrence of an event of default, Hanover may require us to pay in cash the “Event of Default Redemption Price” which is defined in the Convertible Note to mean the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 125% (or 100% if an insolvency related event of default) and (ii) the product of (X) the conversion price in effect at that time multiplied by (Y) the product of (1) 125% (or 100% if an insolvency related event of default) multiplied by (2) the greatest closing sale price of our common stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date we make the entire payment required to be made under this provision.

We have the right at any time to redeem all, but not less than all, of the total outstanding amount then remaining under the Convertible Note in cash at a price equal to 140% of the total amount of the Convertible Note then outstanding.

The Note Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. The Note Purchase Agreement also provides for indemnification of Hanover and its affiliates in the event that Hanover incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations, warranties or covenants under the Note Purchase Agreement.

The issuance of the Convertible Note to Hanover under the Note Purchase Agreement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

Note Registration Rights Agreement

In connection with the execution of the Note Purchase Agreement, on May 22, 2013, Hanover and we also entered into a registration rights agreement, which we refer to as the Note Registration Rights Agreement. Pursuant to the Note Registration Rights Agreement, we agreed to file the registration statement of which this prospectus is a part with the Commission to register for resale 6,136,364 shares of our common stock into which the Convertible Note may be converted, on or prior to July 6, 2013, and have it declared effective at the earlier of (i) the 120th calendar day after May 22, 2013 and (ii) the fifth business day after the date we are notified by the Commission that the registration statement will not be reviewed or will not be subject to further review. As disclosed above, since we were unable to file this registration statement before July 6, 2013, on July 5, 2013, we obtained a waiver from Hanover with respect to the breach of the Note Registration Rights Agreement caused by our failure to file before July 6, 2013.

We have agreed to file with the Commission one or more additional registration statements to cover all of the securities required to be registered under the Note Registration Rights Agreement that are not covered by this prospectus, in each case, as soon as practicable, but in no event later than the applicable filing deadline for such additional registration statements as provided in the Note Registration Rights Agreement.

We also agreed, among other things, to indemnify Hanover from certain liabilities and fees and expenses of Hanover incident to our obligations under the Note Registration Rights Agreement, including certain liabilities under the Securities Act. Hanover has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities that may be based upon written information furnished by Hanover to us for inclusion in the registration statement of which this prospectus is a part, including certain liabilities under the Securities Act.

Equity Enhancement Program with Hanover Holdings I, LLC

Common Stock Purchase Agreement

On June 3, 2013, which we refer to as the Closing Date, we entered into the Purchase Agreement with Hanover. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, Hanover is committed to purchase up to $5,000,000, which we refer to as the Total Commitment, worth of our common stock, which we refer to as the Shares, over the 36-month term of the Purchase Agreement.

From time to time over the term of the Purchase Agreement, commencing on the trading day immediately following the date on which the registration statement of which this prospectus is a part is declared effective by the Commission, we may, in our sole discretion, provide Hanover with draw down notices, each referred to as a Draw Down Notice, to purchase a specified dollar amount of Shares, which we refer to as the Draw Down Amount, over a 10 consecutive trading day period commencing on the trading day specified in the applicable Draw Down Notice, which we refer to as the Pricing Period, with each draw down subject to the limitations discussed below. The maximum amount of Shares requested to be purchased pursuant to any single Draw Down Notice cannot exceed 300% of the average daily trading volume of our common stock for the 20 trading days immediately preceding the date of the Draw Down Notice, which we refer to as the Maximum Draw Down Amount.

Once presented with a Draw Down Notice, Hanover is required to purchase a pro rata portion of the applicable Draw Down Amount on each trading day during the applicable Pricing Period on which the daily volume weighted average price for our common stock, or VWAP, equals or exceeds an applicable floor price, or Floor Price, equal to the product of (i) 0.70 and (ii) the VWAP over the 10 trading days immediately preceding the date the Draw Down Notice is delivered, subject to adjustment. If the VWAP falls below the applicable Floor Price on any trading day during the applicable Pricing Period, the Purchase Agreement provides that Hanover will not purchase the pro rata portion of the applicable Draw Down Amount allocated to that trading day. The per share purchase price for the Shares subject to a Draw Down Notice will be equal to 90.0% of the arithmetic average of the three lowest VWAPs that equal or exceed the applicable Floor Price during the applicable Pricing Period, except that if the VWAP does not equal or exceed the applicable Floor Price for at least three trading days during the applicable Pricing Period, then the per share purchase price will be equal to 90.0% of the arithmetic average of all VWAPs that equal or exceed the applicable Floor Price during such Pricing Period. Each purchase pursuant to a draw down will reduce, on a dollar-for-dollar basis, the Total Commitment under the Purchase Agreement.

We are prohibited from issuing a Draw Down Notice if (i) the amount requested in such Draw Down Notice exceeds the Maximum Draw Down Amount, (ii) the sale of Shares pursuant to such Draw Down Notice would cause us to issue or sell or Hanover to acquire or purchase an aggregate dollar value of Shares that would exceed the Total Commitment, or (iii) the sale of Shares pursuant to the Draw Down Notice would cause us to sell or Hanover to purchase an aggregate number of shares of our common stock which would result in beneficial ownership by Hanover of more than 4.99% of our common stock (as calculated pursuant to Section 13(d) of the Exchange Act, and the rules and regulations thereunder). We cannot make more than one draw down in any Pricing Period and must allow 24 hours to elapse between the completion of the settlement of any one draw down and the commencement of a Pricing Period for any other draw down.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. The Purchase Agreement may be terminated at any time by the mutual written consent of the parties. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the date on which the registration statement of which this prospectus is a part is declared effective by the Commission, (ii) the date on which Hanover purchases the Total Commitment worth of common stock under the Purchase Agreement and (iii) the date on which our common stock ceases to be listed or quoted on a trading market. Under certain circumstances set forth in the Purchase Agreement, we and Hanover each may terminate the Purchase Agreement on one trading day’s prior written notice to the other.

We paid to Hanover a commitment fee for entering into the Purchase Agreement equal to $175,000 (or 3.5% of the Total Commitment under the Purchase Agreement) in the form of 3,181,819 restricted shares of our common stock, which we refer to as the Initial Commitment Shares, calculated using a per share price of $0.055, representing the lowest closing price of a share of our common stock during the three-trading day period immediately preceding the Closing Date. In addition, promptly following the effective date of the registration statement of which this prospectus is a part, we are required to issue to Hanover additional shares of our common stock, which we refer to as the Additional Commitment Shares, equal to the greater of (i) zero and (ii) the difference of (a) the quotient of (x) $175,000 divided by (y) the greater of (1) the lowest trade price of a share of our common stock during the period beginning two trading days immediately preceding the effective date of the registration statement of which this prospectus is a part and ending on such effective date and (2) $0.04, less (ii) 3,181,819, provided that in no event will we issue more than an aggregate of 1,193,181 shares of our common stock, subject to adjustment, as Additional Commitment Shares. The Initial Commitment Shares, together with 1,193,181 Additional Commitment Shares, are being registered for resale in the registration statement of which this prospectus is a part. The Initial Commitment Shares are subject to a “dribble out” agreement between us and Hanover, whereby Hanover has agreed to sell no more than 2,272,728 of the Initial Commitment Shares during the six-month period immediately following the Closing Date. We sometimes in this prospectus refer to the Initial Commitment Shares and the Additional Commitment Shares, collectively, as the Commitment Shares.

We also agreed to pay up to $25,000 of reasonable attorneys' fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by Hanover in connection with the preparation, negotiation, execution and delivery of the Purchase Agreement and related transaction documentation. Further, if we issue a Draw Down Notice and fail to deliver the shares to Hanover on the applicable settlement date, and such failure continues for 10 trading days, we agreed to pay Hanover, in addition to all other remedies available to Hanover under the Purchase Agreement, an amount in cash equal to 2.0% of the purchase price of such shares for each 30-day period the shares are not delivered, plus accrued interest.

The Purchase Agreement also provides for indemnification of Hanover and its affiliates in the event that Hanover incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations and warranties under the Purchase Agreement or the other related transaction documents or any action instituted against Hanover or its affiliates due to the transactions contemplated by the Purchase Agreement or other transaction documents, subject to certain limitations.

Registration Rights Agreement

In connection with the execution of the Purchase Agreement, on the Closing Date, we and Hanover also entered into a registration rights agreement dated as of the Closing Date, which we refer to as the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed to file the registration statement of which this prospectus is a part with the Commission to register for resale 64,576,021 shares of our common stock, which includes the 3,181,819 Initial Commitment Shares and 1,193,181 Additional Commitment Shares, on or prior to June 24, 2013, which we refer to as the Filing Deadline, and have it declared effective at the earlier of (A) the 90th calendar day after the Closing Date and (B) the fifth business day after the date the Company is notified by the Commission that the registration statement will not be reviewed or will not be subject to further review, which we refer to as the Effectiveness Deadline. Since we did not file the registration statement by the Filing Deadline, on July 5, 2013, we obtained a waiver from Hanover with respect to the breach of the Registration Rights Agreement caused by our failure to file before June 24, 2013. The effectiveness of the registration statement of which this prospectus is a part is a condition precedent to our ability to sell common stock to Hanover under the Purchase Agreement.

We have agreed to file with the Commission one or more additional registration statements to cover all of the securities required to be registered under the Registration Rights Agreement that are not covered by this prospectus, in each case, as soon as practicable, but in no event later than the applicable filing deadline for such additional registration statements as provided in the Registration Rights Agreement.

We also agreed, among other things, to indemnify Hanover from certain liabilities and fees and expenses of Hanover incident to our obligations under the Registration Rights Agreement, including certain liabilities under the Securities Act. Hanover has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities that may be based upon written information furnished by Hanover to us for inclusion in the registration statement of which this prospectus is a part, including certain liabilities under the Securities Act.

The Offering

As of July 12, 2013, there were 263,806, 778 shares of our common stock outstanding, of which 214,279,959 shares were held by non-affiliates, excluding the 3,181,819 Initial Commitment Shares that we have already issued to Hanover under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to $5,000,000 of our common stock to Hanover, only 70,712,385 shares of our common stock are being offered under this prospectus, which represents (i) 6,136,364 shares of common stock that may be issued to Hanover upon conversion of the Convertible Note, (ii) 3,181,819 shares of common stock that we issued to Hanover as Initial Commitment Shares, (iii) a maximum of 1,193,181 shares of common stock that we may be required to issue to Hanover as Additional Commitment Shares and (iv) 60,201,021 shares of common stock that we may issue to Hanover as Shares pursuant to draw downs under the Purchase Agreement. If all of the 70,712,385 shares offered under this prospectus were issued and outstanding as of July 12, 2013, such shares would represent approximately 27% of the total number of shares of our common stock outstanding and 33% of the total number of outstanding shares of our common stock held by non-affiliates, in each case as of July 12, 2013.

At an assumed purchase price of $0.0315 (equal to 90.0% of the closing price of our common stock of $0.035 on July 16, 2013), and assuming the sale by us to Hanover of all of the 60,201,021 Shares, or approximately 23% of our issued and outstanding common stock, being registered hereunder pursuant to draw downs under the Purchase Agreement, we would receive only approximately $1,896,332.16 in gross proceeds. Furthermore, we may receive substantially less than $1,896,332.16 in gross proceeds from the financing due to our share price, discount to market and other factors. If we elect to issue and sell more than the 60,201,021 Shares offered under this prospectus to Hanover, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional Shares, which could cause additional substantial dilution to our stockholders. Based on the above assumptions, we would be required to register an additional approximately 98,529,138 shares of our common stock to obtain the balance of $3,103,667.84 of the Total Commitment that would be available to us under the Purchase Agreement. We currently have authorized and available for issuance 1,000,000,000 shares of our common stock pursuant to our charter.

The number of shares of our common stock ultimately offered for resale by Hanover is dependent upon a number of factors, including the extent to which Hanover converts the Convertible Note into shares of our common stock and the number of Shares we ultimately issue and sell to Hanover under the Purchase Agreement. The following table sets forth the amount of proceeds we would receive from Hanover from the sale of Shares under the Purchase Agreement that are registered in this offering at varying purchase prices (without accounting for certain fees and expenses):

Assumed Average Purchase Price(1)	Number of Registered Shares to be Issued if Full Purchase	Percentage of Outstanding Shares After Giving Effect to the Issuance to Hanover(2)	Proceeds from the Sale of Shares to Hanover Under the Purchase Agreement
$0.0079	(3) 634,920,635	236.75%	$5,000,000
$0.0158	(4) 317,460,318	118.38%	$5,000,000
$0.0237	(5) 211,640,212	78.92%	$5,000,000
$0.0315	(6) 158,730,159	59.18%	$5,000,000
$0.0394	(7) 126,984,127	47.35%	$5,000,000
$0.0473	(8) 105,820,106	39.46%	$5,000,000
_______________
(1)
Under the Purchase Agreement, with respect to a Draw Down Notice, if the VWAP falls below the applicable Floor Price on any trading day during the applicable Pricing Period, the Purchase Agreement provides that Hanover will not purchase the pro rata portion of the applicable Draw Down Amount allocated to that trading day.

(2)
The denominator is based on 263,806,778 shares outstanding as of June 12, 2013, adjusted to include a maximum of 4,375,000 Commitment Shares that may be issued to Hanover as consideration for its commitment to purchase our common stock pursuant to the Purchase Agreement and the number of Shares set forth in the adjacent column which we would have sold to Hanover under the Purchase Agreement. The numerator is based on the number of Shares issuable to Hanover under the Purchase Agreement at the corresponding assumed average purchase price set forth in the adjacent column.

(3)	Assumed average purchase price is equal to 90.0% of $0.0263, representing 25% of the closing sale price of our common stock of $0.035 on July 16, 2013.

(4)	Assumed average purchase price is equal to 90.0% of $0.0175, representing 50% of the closing sale price of our common stock of $0.035 on July 16, 2013.

(5)	Assumed average purchase price is equal to 90.0% of $0.0088, representing 75% of the closing sale price of our common stock of $0.035 on July 16, 2013.

(6)	Assumed average purchase price is equal to 90.0% of $0.035, representing the closing sale price of our common stock of $0.035 on July 16, 2013.

(7)	Assumed average purchase price is equal to 90.0% of $0.0438, representing 125% of the closing sale price of our common stock of $0.035 on July 16, 2013.

(8)	Assumed average purchase price is equal to 90.0% of $0.0525, representing 150% of the closing sale price of our common stock of $0.035 on July 16, 2013.

The Total Commitment of $5,000,000 was determined based on numerous factors, including our estimated operating expenses for the next five years. While it is difficult to estimate the likelihood that we will need the full Total Commitment, we presently believe that we may need the full Total Commitment under the Purchase Agreement.

Common stock offered by Selling Stockholder	70,712,385 shares of common stock, consisting of:

● 6,136,364 shares of common stock that we may issue to Hanover upon conversion of the Convertible Note;

● 3,181,819 shares of common stock that we issued to Hanover as Initial Commitment Shares;

● a maximum of 1,193,181 shares of common stock that we may be required to issue to Hanover as Additional Commitment Shares; and

● 60,201,021 shares of common stock that we may issue to Hanover as Shares pursuant to draw downs under the Purchase Agreement.

Common stock outstanding before the offering	263,806,778 shares of common stock.

Common stock outstanding after the offering	334,519,163 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder. However, we have received gross proceeds of $225,000 from the sale of the Convertible Note to Hanover and we may receive gross proceeds of up to $5,000,000 from the sale of Shares to Hanover pursuant to the Purchase Agreement. The net proceeds received from the sale of the Convertible Note to Hanover and from the sale of Shares pursuant to the Purchase Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that our Board of Directors, in its good faith deem to be in the best interest of the company and its stockholders.

OTCQB Trading Symbol	TAUG

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors.”

SUMMARY OF FINANCIAL INFORMATION

The following selected financial information is derived from the Company’s Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with the Company’s Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

Summary of Statements of Operations
For the Period Ending March 31, 2013:
Total revenue		$0
Net loss		(11,146,507)
Net loss per common share (basic and diluted)	$
Weighted average common shares

Statement of Financial Position
As of March 31, 2013
Cash	$143,034
Other receivable	7,906
Prepaid expenses	19,534
Total current assets	170,474
Equipment, net	28,382
Total assets	$198,856
Total current liabilities	$1,183,498
Total long-term liabilities	$0
Stockholders’ deficit	$(984,642)
Total liabilities and stockholders’ deficit	$198,856

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical facts, this Prospectus contains forward-looking statements involving risks and uncertainties. The words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions or variations thereof are intended to forward looking statements. Such statements reflect the current view of the Registrant with respect to future events and are subject to risks, uncertainties, assumptions and other factors (including the risks contained in the section of this registration statement on Form S-1 entitled “Risk Factors”) relating to the Registrant’s industry, the Registrant’s operations and results of operations and any businesses that may be acquired by the Registrant. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Registrant believes that the expectations reflected in the forward looking statements are reasonable, the Registrant cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Registrant does not intend to update any of the forward-looking statements to conform these statements to actual results. The following discussion should be read in conjunction with the Registrant’s financial statements and the related notes included in this registration statement on Form S-1.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in our public filings before making an investment decision with regard to our securities. The statements contained in or incorporated into this registration statement on Form S-1 that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following events described in these risk factors actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are negotiating with various groups and/or entities for a combination of efforts to provide one or more businesses for the Company.

The success of the Company’s business plan depends not only on its own success, but also on the success of any potential partner. The Company is determining one or more potential partner for its business. There is no guarantee of success with the negotiations or, if applicable, the future business joint efforts.

We require additional financing to meet our obligations and to fund our operations.

The Company needs significant additional financing to provide working capital.

Dilution.

Investors may experience dilution due to future equity issuances and will experience dilution if the Company completes a combination of efforts with one or more third parties.

The Company’s success will rely on third parties.

The Company’s success will rely on the success of one or more third parties that form a strategic relationship with the Company. The third party(ies) are responsible for their day-to-day business activities and will be outside of the Company’s control.

Government Regulation

The Company’s proposed business in the medical marketplace may be subject to extensive regulation by the FDA, as well as comparable agencies in foreign countries. The process of obtaining regulatory approvals, which may eventually allow the Company to produce and market its proposed products, will be time consuming and expensive. The Company cannot assure that such approvals will be granted. In addition, even if approval is granted, it could be limited, or it could be withdrawn for any number of reasons, including its failure to comply with certain regulatory standards.

Patents and Licenses

The medical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Its success will depend in large part on its ability to file for and obtain patent protection for many of its principal products and procedures, to defend existing or future patents, to maintain trade secrets, and to operate without infringing upon the proprietary rights of others. Patent protection is highly uncertain and involves complex legal and factual questions and issues. The patent application and issuance process can be expected to take several years and will entail considerable expense.

Competition

Pharmaceutical and biotechnology companies which have far greater technical and financial resources than the Company may provide competition.

Lack of Public Market; Limited Liquidity and Transferability; Offering Price

There is currently limited market for any of the Company’s shares, and no assurances are given that a market will develop or, if such a market develops, that it will be sustained with sufficient liquidity to permit investors to sell their Shares at any time. Accordingly, investors may have difficulty in selling their Shares in the future, and the Company can give no assurance that the Shares can ever be resold at or near the offering price, or at all, even in an emergency. Investors must be prepared to hold the Shares for an unlimited period of time.

Authorization of Share Rights

The Company’s Articles of Association authorize the issuance of shares with such rights and the board of directors may determine preferences as from time to time. Accordingly, the board of directors may, without shareholder approval, issue capital stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company’s ordinary stock. In addition, the issuance of such capital stock may have the effect of rendering more difficult or discouraging an acquisition of the Company or changes in control of the Company. Although the Company does not currently intend to issue any special rights shares, there can be no assurance that the Company will not do so in the future.

The Company has not paid dividends to date and does not intend to pay any dividends in the near future.

The Company has never paid dividends on its common stock and presently intends to retain future earnings, if any, to finance the operations of our business. You may never receive any dividends on the shares.

We have sustained recurring losses since inception and expect to incur additional losses in the foreseeable future.

We were formed on April 8, 2001 and have reported annual net losses since inception. For our year ended March 31, 2013 and 2012, we experienced net losses of $11,146,507 and $6,245,879, respectively. We used cash in operating activities of $2,647,490 and $1,403,132 in 2013 and 2012, respectively. As of March 31, 2013, we had a combined accumulated deficit of $16,244,237 from prior operations and $15,741,675 from the period December 11, 2011 (inception of development) to March 31, 2013 which includes $8,550,333 in stock based compensation. In addition, we expect to incur additional losses in the foreseeable future, and there can be no assurance that we will ever achieve profitability. Our future viability, profitability and growth depend upon our ability to successfully operate, expand our operations and obtain additional capital. There can be no assurance that any of our efforts will prove successful or that we will not continue to incur operating losses in the future.

We do not have substantial cash resources and if we cannot raise additional funds or generate more revenues, we will not be able to pay our vendors and will probably not be able to continue as a going concern.

As of March 31, 2013, our available cash balance was $143,034. We will need to raise additional funds to pay outstanding vendor invoices and execute our business plan. Our future cash flows depend on our ability to market and sell our common stock and into sublicensing. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint-venture projects and debt or equity financings. Future financings through equity investments will be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business.

We anticipate beginning new operations in in the medical industry. Until the Company finalizes agreements and is in full operation, the evaluation of the business is speculative. Investors should evaluate an investment in us in light of the uncertainties encountered by such companies in a competitive environment. Our business is dependent upon the implementation of our business plan, as well as the ability of our merchants to enter into agreements with consumers for their respective products and/or services. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. While we currently have available technical expertise sufficient for the requirements of our business, expansion of our business could require us to employ additional highly skilled technical personnel.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

Risks Relating to Our Industry

Our Company has experienced, and continues to experience, changes in its operations, which has placed, and will continue to place, significant demands on its management, operational and financial infrastructure.

If the Company does not effectively manage its growth, the quality of its products and services could suffer, which could negatively affect the Company’s brand and operating results. To effectively manage this growth, the Company will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Failure to implement these improvements could hurt the Company’s ability to manage its growth and financial position.

The Company treats its proprietary information as confidential and relies on internal nondisclosure safeguards and on laws protecting trade secrets, all to protect its proprietary information.

There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company.

Risks Relating to Our Organization and Our Common Stock

In 2001, we became a publicly registered company that is subject to the reporting requirements of federal securities laws, which can be expensive and may divert resources from other projects, thus impairing our ability to grow.

In 2001, we became a public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would have been if we remained private.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance personnel in order to develop and implement appropriate internal controls and reporting procedures. Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. In addition, if we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the independent accountant certifications required by such act, which may preclude us from keeping our filings with the SEC current and may adversely affect any market for, and the liquidity of, our common stock.

Public company compliance may make it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these new rules and regulations to increase our compliance costs and to make certain activities more time consuming and costly. As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Because we became public by means of a merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with us becoming public through a merger. Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on behalf of our Company.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	changes in our industry;

●	competitive pricing pressures;

●	our ability to obtain working capital financing;

●	additions or departures of key personnel;

●	limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

●	sales of our common stock;

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	loss of any strategic relationship;

●	regulatory developments;

●	economic and other external factors; and

●	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may not pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently a limited liquid trading market for our common stock.

To date there has not been a liquid trading market for our common stock. We cannot predict how liquid the market for our common stock might become. As soon as is practicable after becoming eligible, we anticipate applying for listing of our common stock on either the NYSE Amex Equities, the NASDAQ Capital Market or other national securities exchange, assuming that we can satisfy the initial listing standards for such exchange. We currently do not satisfy the initial listing standards for any of these exchanges, and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing and remains quoted on the OTC Bulletin Board or is suspended from the OTC Bulletin Board, the trading price of our common stock could suffer and the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies and (iii) to obtain needed capital.

Our common stock is currently considered a “penny stock,” which may make it more difficult for our investors to sell their shares.

Our common stock is currently considered a “penny stock” and may continue in the future to be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Since our securities are subject to the penny stock rules, investors may find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, or upon the expiration of any statutory holding period under Rule 144, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Funding from our Purchase Agreement with Hanover may be limited or insufficient to fund our operations or to implement our strategy.

Under our Purchase Agreement with Hanover, upon effectiveness of the registration statement of which this prospectus is a part, and subject to other conditions, we may direct Hanover to purchase up to $5,000,000 of our shares of common stock over a 36-month period. Although the Purchase Agreement provides that we may sell up to $5,000,000 of our common stock to Hanover, only 70,712,385 shares of our common stock are being offered under this prospectus, which represents (i) 6,136,364 shares of common stock that may be issued to Hanover upon conversion of the Convertible Note, (ii) 3,181,819 shares of common stock that we issued to Hanover as Initial Commitment Shares, (iii) a maximum of 1,193,181 shares of common stock that we may be required to issue to Hanover as Additional Commitment Shares and (iv) 60,201,021 shares of common stock that we may issue to Hanover as Shares pursuant to draw downs under the Purchase Agreement.

At an assumed purchase price of $0.0315 (equal to 90.0% of the closing price of our common stock of $0.035 on July 16, 2013), and assuming the sale by us to Hanover of all of the 60,201,021 Shares, or approximately 23% of our issued and outstanding common stock, being registered hereunder pursuant to draw downs under the Purchase Agreement, we would receive only approximately $1,896,332.16 in gross proceeds. Furthermore, we may receive substantially less than $1,896,332.16 in gross proceeds from the financing due to our share price, discount to market and other factors. If we elect to issue and sell more than the 60,201,021 Shares offered under this prospectus to Hanover, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional Shares, which could cause additional substantial dilution to our stockholders. Based on the above assumptions, we would be required to register an additional approximately 98,529,138 shares of our common stock to obtain the balance of $3,103,667.84 of the Total Commitment that would be available to us under the Purchase Agreement. We currently have authorized and available for issuance 1,000,000,000 shares of our common stock pursuant to our charter.

Depending on the price at which Shares are ultimately sold, we may have to increase the number of our authorized shares in order to issue Shares to Hanover.

There can be no assurance that we will be able to receive all or any of the Total Commitment from Hanover because the Purchase Agreement contains certain limitations, restrictions, requirements, conditions and other provisions that could limit our ability to cause Hanover to buy common stock from us. For instance, we are prohibited from issuing a Draw Down Notice if the amount requested in such Draw Down Notice exceeds the Maximum Draw Down Amount or the sale of Shares pursuant to the Draw Down Notice would cause us to sell or Hanover to purchase an aggregate number of shares of the Company’s common stock which would result in beneficial ownership by Hanover of more than 4.99% of our common stock (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder). Moreover, we cannot make more than one draw down in any Pricing Period and must allow 24 hours to elapse between the completion of the settlement of any one draw down and the commencement of a Pricing Period for any other draw down. Also, as discussed above, there must be an effective registration statement covering the resale of any Shares to be issued pursuant to any draw down under the Purchase Agreement, and the registration statement of which this prospectus is a part covers the resale of only 60,201,021 Shares that may be issuable pursuant to draw downs under the Purchase Agreement. These registration statements may be subject to review and comment by the staff of the Commission, and will require the consent of our independent registered public accounting firm. Therefore, the timing of effectiveness of these registration statements cannot be assured.

The extent to which we rely on Hanover as a source of funding will depend on a number of factors, including the amount of working capital needed, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Hanover were to prove unavailable or prohibitively dilutive, we would need to secure another source of funding. Even if we sell all $5,000,000 of common stock under the Purchase Agreement with Hanover, we will still need additional capital to fully implement our current business, operating plans and development plans.

For a tabular disclosure of the number of securities and percentage ownership to be issued assuming we sell all the securities on the registration statement see “The Offering” on page 10.

The sale or issuance of our common stock to Hanover at a discount may cause dilution and the resale of the shares of common stock by Hanover into the public market, or the perception that such sales may occur, could cause the price of our common stock to fall.

Under the Purchase Agreement with Hanover, upon effectiveness of the registration statement of which this prospectus is a part, and subject to other conditions, we may direct Hanover to purchase up to $5,000,000 of our shares of common stock over a 36-month period. We are registering an aggregate of 70,712,385 shares of common stock in the registration statement of which this prospectus is a part pursuant to the Registration Rights Agreement. Notwithstanding Hanover’s beneficial ownership limitation set forth in the Purchase Agreement, if all of the 70,712,385 shares offered under this prospectus were issued and outstanding as of July 12, 2013, such shares would represent approximately 27% of the total number of shares of our common stock outstanding and 33% of the total number of outstanding shares of our common stock held by non-affiliates, in each case as of June July 12, 2013. The number of shares ultimately offered for sale by Hanover under this prospectus is dependent upon a number of factors, including the extent to which Hanover converts the Convertible Note into shares of our common stock and the number of Shares we ultimately issue and sell to Hanover under the Purchase Agreement. Additionally, because the per share purchase price for the Shares subject to a Draw Down Notice will be equal to 90.0% of the arithmetic average of the VWAPs over a certain number of trading days during the applicable Pricing Period as set forth in the Purchase Agreement, Hanover will pay less than the then-prevailing market price for our common stock, and the actual purchase price for the Shares that we may sell to Hanover will fluctuate based on the VWAP of our common stock during the term of the Purchase Agreement. Depending on market liquidity at the time, the sale of a substantial number of shares of our common stock to Hanover at a discount to the then-prevailing market price for our common stock under the Purchase Agreement, and the resale of such shares by Hanover into the public market, or the perception that such sales may occur, could cause the trading price of our common stock to decline, result in substantial dilution to existing stockholders and make it more difficult for us to sell equity or equity-related securities in the future.

Moreover, at an assumed purchase price of $0.0315 (equal to 90.0% of the closing price of our common stock of $0.035 on July 16, 2013), and assuming the sale by us to Hanover of all of the 60,201,021 Shares, or approximately 23% of our issued and outstanding common stock, being registered hereunder pursuant to draw downs under the Purchase Agreement, we would receive only approximately $1,896,332.16 in gross proceeds. Furthermore, we may receive substantially less than $1,896,332.16 in gross proceeds from the financing due to our share price, discount to market and other factors. If we elect to issue and sell more than the 60,201,021 Shares offered under this prospectus to Hanover, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional Shares, which could cause additional substantial dilution to our stockholders. Based on the above assumptions, we would be required to register an additional approximately 98,529,138 shares of our common stock to obtain the balance of $3,103,667.84 of the Total Commitment that would be available to us under the Purchase Agreement. Because the actual purchase price for the Shares that we may sell to Hanover will fluctuate based on the VWAP of our common stock during the term of the Purchase Agreement, we are not able to determine at this time the exact number of shares of our common stock that we will issue under the Purchase Agreement and, therefore, the exact number of shares we will ultimately register for resale under the Securities Act. The resale of such a substantial number of shares of our common stock relative to our current market capitalization into the public market by Hanover, or the perception that such sales may occur, could significantly depress the market price of our common stock and cause substantial dilution to our existing stockholders.

USE OF PROCEEDS

Selling Stockholder may sell all of the common stock offered by this Prospectus from time-to-time. We will not receive any proceeds from the sale of those shares of common stock. We have, however, received gross proceeds of $225,000 from the sale of the Convertible Note to Hanover, and we may receive aggregate gross proceeds of up to $5,000,000 from sales of our common stock to Hanover pursuant to the Purchase Agreement. Any such proceeds we receive will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that our Board of Directors, in its good faith deem to be in the best interest of the company and its stockholders..

The exact purchase price at which we will sell the Purchase Shares pursuant to the Purchase Agreement is dependent upon the market price for our common stock, therefore, it is likely that the number of shares offered in this registration statement will be insufficient to allow us to receive the full amount of proceeds under the Purchase Agreement.

DETERMINATION OF OFFERING PRICE

There currently is a limited public market for our common stock. Selling Stockholder will determine at what price it may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” below for more information.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by the selling stockholder of any or all of the shares of common stock that have been or may be issued by us to Hanover under the Purchase Agreement and upon conversion of the Convertible Note. For additional information regarding the issuance of common stock covered by this prospectus, see “Summary—Recent Developments” and “Equity Enhancement Program With Hanover” elsewhere in this prospectus. We are registering the shares of common stock pursuant to the provisions of the Note Registration Rights Agreement we entered into with Hanover on May 22, 2013 and the Registration Rights Agreement we entered into with Hanover on June 3, 2013, in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the transactions contemplated by the Convertible Note, the Note Purchase Agreement, the Note Registration Rights Agreement, the Purchase Agreement and the Registration Rights Agreement, Hanover has not had any material relationship with us within the past three years.

The table below presents information regarding the selling stockholder and the shares of common stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of July 12, 2013. As used in this prospectus, the term “selling stockholder” means Hanover. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares in this offering. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholder has voting and investment power. The percentage of shares of common stock beneficially owned by the selling stockholder prior to the offering shown in the table below is based on an aggregate of 263,806,778 shares of our common stock outstanding on July 12, 2013. Because the purchase price of the shares of common stock issuable under the Purchase Agreement is determined on each settlement date, and because the principal amount under the Convertible Note may be reduced under certain circumstances (thereby resulting in fewer shares being issued to Hanover upon conversion of the Convertible Note), the number of shares that may actually be sold by the Company under the Purchase Agreement and the number of shares that may actually be issued to Hanover upon conversion of the Convertible Note may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
	Number(1)	Percent(2)		Number(3)	Percent(2)
Hanover Holdings I, LLC (4)	9,318,183	3.5%	70,712,385	0	0.00%
___________
*      Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
This number represents (i) 6,136,364 shares of common stock underlying the Convertible Note we issued to Hanover on May 22, 2013 and (ii) the 3,181,819 shares of common stock we issued to Hanover on June 3, 2013 as Initial Commitment Shares in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering (i) up to 1,193,181 shares that may be issued to Hanover as Additional Commitment Shares under the terms of the Purchase Agreement, because the issuance of such shares is dependent on, among other things, the registration statement of which this prospectus is a part becoming effective and (ii) all of the shares that Hanover may be required to purchase pursuant to draw downs under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to certain conditions, the satisfaction of all of which are outside of Hanover’s control, including the registration statement of which this prospectus is a part becoming and remaining effective. Furthermore, the maximum amount of each put of common stock to Hanover under the Purchase Agreement is subject to certain agreed upon threshold limitations set forth in the Purchase Agreement. Also, under the terms of the Purchase Agreement, we may not issue shares of our common stock to Hanover to the extent that Hanover or any of its affiliates would, at any time, beneficially own more than 4.99% of our outstanding common stock.

(2)	Applicable percentage ownership is based on 263,806,778 shares of our common stock outstanding as of July 12, 2013.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)
The business address of Hanover is c/o Magna Group, 5 Hanover Square, New York, New York 10004. Hanover’s principal business is that of a private investment firm. We have been advised that Hanover is not a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, and that neither Hanover nor any of its affiliates is an affiliate or an associated person of any FINRA member or independent broker-dealer. We have been further advised that Joshua Sason is the Chief Executive Officer of Hanover and owns all of the membership interests in Hanover, and that Mr. Sason has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Hanover.

PLAN OF DISTRIBUTION

We are registering shares of common stock that have been or may be issued by us from time to time to Hanover under the Purchase Agreement and upon conversion of the Convertible Note to permit the resale of these shares of common stock after the issuance thereof by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholder may decide not to sell any shares of common stock. The selling stockholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. With respect to the shares of common stock that have been and may be issued pursuant to the Purchase Agreement, Hanover is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, and with respect to any other shares of common stock, Hanover may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock by the selling stockholder may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Hanover has advised us that it will use an unaffiliated broker-dealer to effectuate all resales of our common stock. To our knowledge, Hanover has not entered into any agreement, arrangement or understanding with any particular broker-dealer or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the broker-dealers or market makers that may participate in the resale of the shares. Because Hanover is (with respect to shares of common stock issued under the Purchase Agreement) and may be deemed to be (with respect to any other shares of common stock), and any other selling stockholder, broker, dealer or agent may be deemed to be, an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, Hanover will (and any other selling stockholder, broker, dealer or agent may) be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of the Securities Act (including, without limitation, Sections 11, 12 and 17 thereof) and Rule 10b-5 under the Exchange Act.

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market in accordance with the rules of NASDAQ;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder (and, if they act as agent for the purchaser of such shares, from such purchaser). Hanover has informed us that each such broker-dealer will receive commissions from Hanover which will not exceed customary brokerage commissions. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in one or more transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above and pursuant to the one or more of the methods described above) at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:

●	the name of any such broker-dealers;

●	the number of shares involved;

●	the price at which such shares are to be sold;

●	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

●	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

●	other facts material to the transaction.

Hanover has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholder and any other person participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder (including, without limitation, Regulation M of the Exchange Act), which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares of common stock by, the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making and certain other activities with respect to the shares of common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the shares of common stock in the market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $20,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, Hanover will pay all selling commissions, concessions and discounts, and other amounts payable to underwriters, dealers or agents, if any, as well as transfer taxes and certain other expenses associated with the sale of the shares of common stock. We have agreed to indemnify Hanover and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Hanover has agreed to indemnify us against liabilities under the Securities Act that may arise from any written information furnished to us by Hanover specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made by the selling stockholder, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the Commission to reflect the disclosure of any required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

EQUITY ENHANCEMENT PROGRAM WITH HANOVER

Common Stock Purchase Agreement

On June 3, 2013, we entered into the Purchase Agreement with Hanover. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, Hanover is committed to purchase up to $5,000,000 worth of our common stock over the 36-month term of the Purchase Agreement.

From time to time over the term of the Purchase Agreement, commencing on the trading day immediately following the date on which the registration statement of which this prospectus is a part is declared effective by the Commission, we may, in our sole discretion, provide Hanover with Draw Down Notices to purchase a specified dollar amount of Shares over a 10 consecutive trading day period commencing on the trading day specified in the applicable Draw Down Notice, with each draw down subject to the limitations discussed below. The maximum amount of Shares requested to be purchased pursuant to any single Draw Down Notice cannot exceed 300% of the average daily trading volume of our common stock for the 20 trading days immediately preceding the date of the Draw Down Notice.

Once presented with a Draw Down Notice, Hanover is required to purchase a pro rata portion of the applicable Draw Down Amount on each trading day during the applicable Pricing Period on which the VWAP equals or exceeds the applicable Floor Price for such draw down. If the VWAP falls below the applicable Floor Price on any trading day during the applicable Pricing Period, the Purchase Agreement provides that Hanover will not purchase the pro rata portion of the applicable Draw Down Amount allocated to that trading day. The per share purchase price for the Shares subject to a Draw Down Notice will be equal to 90.0% of the arithmetic average of the three lowest VWAPs that equal or exceed the applicable Floor Price during the applicable Pricing Period, except that if the VWAP does not equal or exceed the applicable Floor Price for at least three trading days during the applicable Pricing Period, then the per share purchase price will be equal to 90.0% of the arithmetic average of all VWAPs that equal or exceed the applicable Floor Price during such Pricing Period. Each purchase pursuant to a draw down will reduce, on a dollar-for-dollar basis, the Total Commitment under the Purchase Agreement.

We are prohibited from issuing a Draw Down Notice if (i) the amount requested in such Draw Down Notice exceeds the Maximum Draw Down Amount, (ii) the sale of Shares pursuant to such Draw Down Notice would cause us to issue or sell or Hanover to acquire or purchase an aggregate dollar value of Shares that would exceed the Total Commitment, or (iii) the sale of Shares pursuant to the Draw Down Notice would cause us to sell or Hanover to purchase an aggregate number of shares of our common stock which would result in beneficial ownership by Hanover of more than 4.99% of our common stock (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder). Furthermore, we cannot make more than one draw down in any Pricing Period and must allow 24 hours to elapse between the completion of the settlement of any one draw down and the commencement of a Pricing Period for any other draw down.

As of July 12, 2013, there were 263,806,778 shares of our common stock outstanding, of which 214,279,959 shares were held by non-affiliates, excluding the 3,181,819 Initial Commitment Shares that we have already issued to Hanover under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to $5,000,000 of our common stock to Hanover, only 70,712,385 shares of our common stock are being offered under this prospectus, which represents (i) 6,136,364 shares of common stock that may be issued to Hanover upon conversion of the Convertible Note, (ii) 3,181,819 shares of common stock that we issued to Hanover as Initial Commitment Shares, (iii) a maximum of 1,193,181 shares of common stock that we may be required to issue to Hanover as Additional Commitment Shares and (iv) 60,201,021 shares of common stock that we may issue to Hanover as Shares pursuant to draw downs under the Purchase Agreement. If all of the 70,712,385 shares offered under this prospectus were issued and outstanding as of July 12, 2013, such shares would represent approximately 27% of the total number of shares of our common stock outstanding and 33% of the total number of outstanding shares of our common stock held by non-affiliates, in each case as of July 12, 2013.

At an assumed purchase price of $0.0315 (equal to 90.0% of the closing price of our common stock of $0.035 on July 16, 2013), and assuming the sale by us to Hanover of all of the 60,201,021 Shares, or approximately 23% of our issued and outstanding common stock, being registered hereunder pursuant to draw downs under the Purchase Agreement, we would receive only approximately $1,896,332.16 in gross proceeds. Furthermore, we may receive substantially less than $1,896,332.16 in gross proceeds from the financing due to our share price, discount to market and other factors. If we elect to issue and sell more than the 60,201,021 Shares offered under this prospectus to Hanover, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional Shares, which could cause additional substantial dilution to our stockholders. Based on the above assumptions, we would be required to register an additional approximately 98,529,138 shares of our common stock to obtain the balance of $3,103,667.84 of the Total Commitment that would be available to us under the Purchase Agreement. We currently have authorized and available for issuance 1,000,000,000 shares of our common stock pursuant to our charter. The number of shares of our common stock ultimately offered for resale by Hanover is dependent upon the number of shares we ultimately issue and sell to Hanover under the Purchase Agreement.

Hanover has agreed that during the term of the Purchase Agreement, neither Hanover nor any of its affiliates will, directly or indirectly, engage in any short sales involving our securities or grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of any shares of our common stock. Except as disclosed below with respect to the Initial Commitment Shares, Hanover will not be prohibited from selling any of the shares of our common stock that it owns or that it is obligated to purchase under a pending Draw Down Notice.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. Before Hanover is obligated to purchase any Shares pursuant to a Draw Down Notice, certain conditions specified in the Purchase Agreement, none of which are in Hanover's control, must be satisfied, including the following:

●	Each of our representations and warranties in the Purchase Agreement must be true and correct in all material respects.

●	We must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by us.

●	The registration statement of which this prospectus forms a part must be effective under the Securities Act.

●
We must not have knowledge of any event that could reasonably be expected to have the effect of causing the suspension of the effectiveness of the registration statement of which this prospectus forms a part or the prohibition or suspension of the use of this prospectus.

●	We must have filed with the Commission all required prospectus supplements relating to this prospectus and all periodic reports and filings required to be filed by us under the Exchange Act.

●
Trading in our common stock must not have been suspended by the Commission, the OTCQB or the Financial Industry Regulatory Authority, or FINRA, there must not have been imposed, and we must not have received any notice of, any suspension of electronic trading or settlement services by The Depository Trust Company, and trading in securities generally on the OTCQB must not have been suspended or limited.

●
We must have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement.

●
No statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction shall have been enacted, entered, promulgated, threatened or endorsed which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

●
No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transaction.

●
The absence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or financial condition that is material and adverse to us.

There is no guarantee that we will be able to meet the foregoing conditions or any of the other conditions in the Purchase Agreement or that we will be able to draw down any portion of the Total Commitment available under the Purchase Agreement with Hanover.

The obligations of Hanover under the Purchase Agreement to purchase shares of our common stock may not be transferred to any other party, and none of the terms or conditions contained in the Purchase Agreement may now be amended or waived by the parties. Moreover, the registration statement of which this prospectus is a part may not be used to cover sales by transferees of Hanover, notwithstanding Hanover’s right to assign its rights under the Registration Rights Agreement to its affiliates.

The Purchase Agreement may be terminated at any time by the mutual written consent of the parties. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the effective date of the registration statement of which this prospectus is a part, (ii) the date on which Hanover purchases the Total Commitment worth of common stock under the Purchase Agreement and (iii) the date on which our common stock ceases to be listed or quoted on a trading market. We may terminate the Purchase Agreement on one trading day’s prior written notice to Hanover, subject to certain conditions. Hanover may terminate the Purchase Agreement effective upon one trading day’s prior written notice to us under certain circumstances, including the following:

●
The existence of any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would likely have, any effect on our business, operations, properties or financial condition that is material and adverse to us.

●	We enter into an agreement providing for certain types of financing transactions that are similar to the equity enhancement program with Hanover.

●	Certain transactions involving a change in control of the company or the sale of all or substantially all of our assets have occurred.

●
We are in breach or default in any material respect under any of the provisions of the Purchase Agreement or the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 trading days after notice of such breach or default is delivered to us.

●
While Hanover holds any shares issued under the Purchase Agreement, the effectiveness of the registration statement that includes this prospectus is suspended or the use of this Prospectus is suspended or prohibited, and such suspension or prohibition continues for a period of 20 consecutive trading days or for more than an aggregate of 60 trading days in any 365-day period, subject to certain exceptions.

●	Trading in our common stock is suspended and such suspension continues for a period of five consecutive trading days or for more than an aggregate of 20 trading days in any 365-day period.

●	We have filed for and/or are subject to any bankruptcy, insolvency, reorganization or liquidation proceedings.

The Purchase Agreement provides that no termination of the Purchase Agreement will limit, alter, modify, change or otherwise affect any of the parties' rights or obligations with respect to any pending Draw Down Notice, and that the parties must fully perform their respective obligations with respect to any such pending Draw Down Notice under the Purchase Agreement, provided all of the conditions to the settlement thereof are timely satisfied.

We paid to Hanover a commitment fee for entering into the Purchase Agreement equal to $175,000 (or 3.5% of the Total Commitment under the Purchase Agreement) in the form of 3,181,819 Initial Commitment Shares, calculated using a per share price of $0.055, representing the lowest closing price of a share of our common stock during the three-trading day period immediately preceding the Closing Date. In addition, promptly following the effective date of the registration statement of which this prospectus is a part, we are required to issue to Hanover a number of Additional Commitment Shares equal to the greater of (i) zero and (ii) the difference of (a) the quotient of (x) $175,000 divided by (y) the greater of (1) the lowest trade price of a share of our common stock during the period beginning two trading days immediately preceding the effective date of the registration statement of which this prospectus is a part and ending on such effective date and (2) $0.04, less (ii) 3,181,819, provided that in no event will we issue more than an aggregate of 1,193,181 shares of our common stock, subject to adjustment, as Additional Commitment Shares. The Commitment Shares are being registered for resale in the registration statement of which this prospectus is a part. The Initial Commitment Shares are subject to a “dribble out” agreement between us and Hanover, whereby Hanover has agreed to sell no more than 2,272,728 of the Initial Commitment Shares during the six-month period immediately following the Closing Date.

We also agreed to pay up to $25,000 of reasonable attorneys' fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by Hanover in connection with the preparation, negotiation, execution and delivery of the Purchase Agreement and related transaction documentation. Further, if we issue a Draw Down Notice and fail to deliver the shares to Hanover on the applicable settlement date, and such failure continues for 10 trading days, we agreed to pay Hanover, in addition to all other remedies available to Hanover under the Purchase Agreement, an amount in cash equal to 2.0% of the purchase price of such shares for each 30-day period the shares are not delivered, plus accrued interest.

The Purchase Agreement also provides for indemnification of Hanover and its affiliates in the event that Hanover incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations and warranties under the Purchase Agreement or the other related transaction documents or any action instituted against Hanover or its affiliates due to the transactions contemplated by the Purchase Agreement or other transaction documents, subject to certain limitations.

The issuances of the Commitment Shares and the sale of the Shares to Hanover under the Purchase Agreement are exempt from registration under the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of and Regulation D under the Securities Act.

Registration Rights Agreement

In connection with the execution of the Purchase Agreement, on the Closing Date, we and Hanover also entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed to file the registration statement of which this prospectus is a part with the Commission to register for resale 64,576,021 shares of our common stock, which includes the 3,181,819 Initial Commitment Shares and 1,193,181 Additional Commitment Shares, on or prior to June 24, 2013 and have it declared effective prior to the Effectiveness Deadline. Since we did not file the registration statement of which this prospectus is a part with the Commission on or prior to June 24, 2013, on July 5, 2013, we obtained a waiver from Hanover with respect to the breach of the Registration Rights Agreement caused by our failure to file before June 24, 2013.

The effectiveness of the registration statement of which this prospectus is a part is a condition precedent to our ability to sell common stock to Hanover under the Purchase Agreement.

We have agreed to file with the Commission one or more additional registration statements to cover all of the securities required to be registered under the Registration Rights Agreement that are not covered by this prospectus, in each case, as soon as practicable, but in no event later than the applicable filing deadline for such additional registration statements as provided in the Registration Rights Agreement.

We also agreed, among other things, to indemnify Hanover from certain liabilities and fees and expenses of Hanover incident to our obligations under the Registration Rights Agreement, including certain liabilities under the Securities Act. Hanover has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities that may be based upon written information furnished by Hanover to us for inclusion in the registration statement of which this prospectus is a part, including certain liabilities under the Securities Act.

As discussed above, the obligations of Hanover under the Purchase Agreement to purchase shares of our common stock may not be transferred to any other party. Hanover may not assign its rights under the Registration Rights Agreement other than to an affiliate of Hanover. The registration statement of which this prospectus is a part will not cover sales by Hanover’s transferees, notwithstanding Hanover’s right to assign its rights under the Registration Rights Agreement to its affiliates. None of the terms or conditions contained in the Registration Rights Agreement may now be amended or waived by the parties.

The foregoing description of the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

Filings

We are obligated to file a registration statement with respect to the Registrable Securities. Upon becoming effective, we shall use commercially reasonable efforts to maintain the continuous effectiveness of such registration statement during the period the Rights Agreement is in effect. We will also take such action, if any, as is necessary to obtain an exemption for or to qualify the Registrable Securities under applicable state securities or “Blue Sky” laws; provided , however , that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.

Expenses of Registration Rights

We will pay all reasonable expenses incurred in connection with the registrations described above. However, we will not be responsible for selling commissions, concessions and discounts, and other amounts payable to underwriters, dealers or agents, if any, as well as transfer taxes and certain other expenses associated with the sale of the shares of common stock.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The following summary includes a description of material provisions of our capital stock.

Authorized and Outstanding Securities

The Company is authorized to issue 1,000,000,000 shares of common stock, par value $0.00001 per share. As of July 12, 2013, there were issued and outstanding 263,806,718 shares of our common stock.

Common Stock
The holders of our common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company’s common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements included in this prospectus and in the registration statement have been audited by Cowan, Gunteski & Co., P.A. for 2013 and Meyler & Company, LLC for 2012 and are included in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

The validity of the issuance of the common stock hereby will be passed upon for us by Quick Law Group PC.

INFORMATION WITH RESPECT TO THE REGISTRANT

Background

Tauriga Sciences Inc. (“the Company”) is a diversified company that operates in the biotechnology space, which includes medical devices and development of proprietary drug compounds. The mission of the Company is to acquire a diversified portfolio of medical technologies with the aim of providing financial and human capital resources, to unlock significant value for the shareholders. The Company’s business model entails the acquisition of licenses, equity stakes, rights on both an exclusive and non-exclusive basis, and entire businesses.

In March 2013, the Company signed a Memorandum of Understanding (“Marvanal MOU”) with Marvanal, Inc. (“Marvanal”), a company who is an approved vendor with the State of Connecticut public school food lunch program (“CT Food Program”). Marvanal’s lactose-free dairy products are authorized for the 2012-2013 CT Food Program and is currently developing a comprehensive line of dairy products utilizing a specific food-protein concentration-based technology. The Marvanal MOU was for the Company to acquire the exclusive marketing rights within the State of New York for Marvanal’s lactose-free, dairy product line. The Company is not pursuing the Marvanal MOU.

In May 2013, the Company signed a Memorandum of Understanding (“Constellation MOU”) with Constellation Diagnostics, Inc. (“Constellation”). Constellation is a developer of camera-based technology with the goal of preventing skin cancer through early detection. Under the terms of the Constellation MOU, the Company and Constellation will establish a joint venture partnership to develop and commercialize a novel, imaging-based diagnostic technology for use in predictive and preventative oncology. Constellation has already begun product development in collaboration with professors at the Massachusetts Institute of Technology (“MIT”) and Harvard University. The Company made an initial investment in Constellation of $100,000 for a 2% equity stake. The Constellation MOU provides the potential of the Company earning an equity stake in Constellation of up to 35% with up to $1,000,000 in investments.

On May 31, 2013, the Company signed a Licensing Agreement with Green Hygienics, Inc. (“GHI”) to enable the Company on an exclusive basis for North America, to market and sell 100% tree-free, bamboo-based, biodegradable, hospital grade wipes, as well as other similar products.

The Company has signed Memorandum of Understandings (“MOU”) and/or Letter of Intents (“LOI”) with various groups and/or companies and is currently negotiating for completion of the respective agreements to include one or more operations into the Company. These MOUs and/or LOIs have all been released as public information through a Form 8-K and/or a press release. There are no guarantees that the outstanding MOUs and/or LOIs will be finalized.

Competition

Competition in the biotechnology industry is intense. Most industry competitors have budgets substantially greater than ours, potentially reducing our ability to compete for desirable technologies. To compete effectively, we maintain a disciplined approach to selecting property acquisition and development opportunities.

Employees

As of March 31, 2013, we had a total of two full time employees. Our employees are not party to any collective bargaining agreement. We believe our relations with our employees are good.

PROPERTIES

Facilities

On January 31, 2012, the Company entered into a three year lease for its corporate office. The lease requires a monthly payment of $2,150 per month.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. To the best knowledge of management, there are no material legal proceedings pending against the Company.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is traded on the Over the Counter Bulletin Board under the symbol TAUG.OB. The closing bid price for our stock as of July 16, 2013 was $0.035.

The following is the range of high and low bid prices for our common stock for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

	For the Years Ended March 31,
	2013		2012		2011
	High	Low	High	Low	High	Low

First Quarter	$0.138	$0.0914	$0.16	$0.07	$0.07	$0.04
Second Quarter	$0.324	$0.1003	$0.195	$0.091	$0.09	$0.06
Third Quarter	$0.31	$0.08	$0.169	$0.091	$0.11	$0.10
Fourth Quarter	$0.10	$0.04	$0.149	$0.0964	$0.11	$0.11

Stockholders

As of July 16, 2013, there were 263,806,778 shares of common stock issued and outstanding held by 1,205 stockholders of record (not including street name holders).

Dividends

We have not paid dividends to date and do not anticipate paying any dividends in the foreseeable future. Our Board of Directors intends to follow a policy of retaining earnings, if any, to finance our growth. The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition for the period for the fiscal years ended March 31, 2013 and 2012, should be read in conjunction with the financial statements and related notes and the other financial information that are included elsewhere in this Prospectus. This discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this registration statement on Form S-1. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are based upon estimates, forecasts, and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by us, or on our behalf. We disclaim any obligation to update forward-looking statements.

We are a Florida corporation formed on April 8, 2001. We were originally organized to be a blank check company.

On June 8, 2009, the Board of Directors approved the change of name to “Novo Energies Corporation”. As described in a report filed with the United States (“U.S.”) Securities and Exchange Commission on June 26, 2009, a majority of shareholders executed a written consent in lieu of an Annual Meeting (the “Written Consent”) effecting the change of the name of our business from “Atlantic Wine Agencies, Inc.” to “Novo Energies Corporation” on June 8, 2009 to better reflect what we then intended to be our future operations. We filed an amendment to our Articles of Incorporation on June 8, 2009 with the Florida Secretary of State to affect this name change after receiving the requisite corporate approval.

On June 23, 2009, the Board of Directors approved a 3-for-1 forward stock split. Accordingly, all share and per share amounts have been retroactively adjusted in the accompanying financial statements.

On July 30, 2009, Novo Energies Corporation (“Novo”) formed a wholly-owned subsidiary, WTL Renewable Energy, Inc. (“WTL”). WTL was established as a Canadian Federal Corporation whose business is to initially research available technologies capable of transforming plastic and tires into useful energy commodities. Simultaneously, WTL also intended to plan, build, own, and operate renewable energy plants throughout Canada utilizing a third party technology and using plastic and tire waste as feedstock. On May 8, 2012, the name was changed to Immunovative Canada, Inc.

On May 17, 2011, Novo entered into an exclusive memorandum of understanding with Immunovative Clinical Research, Inc. (“ICRI”), a Florida corporation and wholly-owned subsidiary of Immunovative Therapies, Ltd. (“ITL”), an Israeli corporation pursuant to which the Company and ICRI intended to pursue a merger resulting in Novo owning ICRI.

In April 2012, the Board of Directors approved the change of name to “Immunovative, Inc.” As described in a report filed with the United States (“U.S.”) Securities and Exchange Commission on April 30, 2012, a majority of shareholders executed a written consent in lieu of an Annual Meeting (the “Written Consent”) effecting the change of the name of our business from “Novo Energies Corporation” to “Immunovative, Inc.” on April 2, 2012 to better reflect what we then intended to be our future operations. We filed an amendment to our Articles of Incorporation on April 30, 2012 with the Florida Secretary of State to affect this name change after receiving the requisite corporate approval.

On January 8, 2013, the Company received from ITL, a notice by which ITL purported to terminate the License Agreement dated December 9, 2011 between the Company and ITL (the “ITL Notice”), along with alleged damages. It is the Company’s position that ITL breached the License Agreement by delivering the ITL Notice and, that prior to the ITL Notice, the License Agreement was in full force and, on January 17, 2013 and that the Company had complied in all material respect with the License Agreement therefore the Company believes that there are no damages to ITL. As such, on January 17, 2013, the Company filed a lawsuit against ITL, which included the request for various injunctive relief against ITL for damages stemming from this breach.

On February 19, 2013, the Company and ITL entered into a settlement agreement whereby the parties have agreed to the following: (1) the Company will submit a letter to the Court advising the Court that the parties have reached a settlement and that the Company is withdrawing its motion, (2) ITL will pay the Company $20,000, (3) ITL will issue to the Company, ITL’s share capital equivalent to 9% of the issued and outstanding shares of ITL, (4) the Company will change its name and (5) the settling parties agree that the license agreement will be terminated.

On March 13, 2013, the Board of Directors approved the change of name to “Tauriga Sciences, Inc.” from “Immunovative, Inc.” We filed an amendment to our Articles of Incorporation on March 13, 2013 with the Florida Secretary of State to affect this name change after receiving the requisite corporate approval. The Company’s symbol change to “TAUG” was approved by FINRA effective April 9, 2013.

In March 2013, the Company signed a Memorandum of Understanding (“Marvanal MOU”) with Marvanal, Inc. (“Marvanal”), a company who is an approved vendor with the State of Connecticut public school food lunch program (“CT Food Program”). Marvanal’s lactose-free dairy products are authorized for the 2012-2013 CT Food Program and is currently developing a comprehensive line of dairy products utilizing a specific food-protein concentration-based technology. The Marvanal MOU was for the Company to acquire the exclusive marketing rights within the State of New York for Marvanal’s lactose-free, dairy product line. The Company is not pursuing the Marvanal MOU.

In May 2013, the Company signed a Memorandum of Understanding (“Constellation MOU”) with Constellation Diagnostics, Inc. (“Constellation”). Constellation is a developer of camera-based technology with the goal of preventing skin cancer through early detection. Under the terms of the Constellation MOU, the Company and Constellation will establish a joint venture partnership to develop and commercialize a novel, imaging-based diagnostic technology for use in predictive and preventative oncology. Constellation has already begun product development in collaboration with professors at the Massachusetts Institute of Technology (“MIT”) and Harvard University. The Company made an initial investment in Constellation of $100,000 for a 2% equity stake. The Constellation MOU provides the potential of the Company earning an equity stake in Constellation of up to 35% with up to $1,000,000 in investments.

On May 31, 2013, the Company signed a Licensing Agreement with Green Hygienics, Inc. (“GHI”) to enable the Company on an exclusive basis for North America, to market and sell 100% tree-free, bamboo-based, biodegradable, hospital grade wipes, as well as other similar products.

The Company has signed Memorandum of Understandings (“MOU”) and/or Letter of Intents (“LOI”) with various groups and/or companies and is currently negotiating for completion of the respective agreements to include one or more operations into the Company. These MOUs and/or LOIs have all been released as public information through a Form 8-K and/or a press release. There are no guarantees that the outstanding MOUs and/or LOIs will be finalized.

The following Management Discussion and Analysis should be read in conjunction with the consolidated financial statements and accompanying notes included in this Form 10-K.

COMPARISON OF THE YEAR ENDED MARCH 31, 2013 TO THE YEAR ENDED MARCH 31, 2012

Results of Operations

Revenue. During the year ended March 31, 2013 the Company is considered a development stage company and accordingly, did not have any revenues.

Selling, General and Administrative Expenses. For the year ended March 31, 2013, selling, general and administrative expenses were $8,374,216 ($5,244,911 related to stock-based compensation) compared to $3,767,432 ($3,745,047 related to stock-based compensation) for the same period in 2012. This increase of $2,953,920, net of stock-based compensation, was primary attributable to legal fees, $419,227, consulting and accounting fees, $759,531, investor relations, $1,277,202, travel, $180,573, and payroll and related costs, $333,800 .

Net Loss. We generated net losses of $11,146,507 ($5,244,911 related to stock-based compensation) for the year ended March 31, 2013 compared to $4,595,168 ($3,305,422 related to stock-based compensation) for the same period in 2012.

Liquidity and Capital Resources

General. At March 31, 2013, we had cash and cash equivalents of $143,034. We have historically met our cash needs through a combination of cash flows from operating activities, proceeds from private placements of our securities and loans. Our cash requirements are generally for selling, general and administrative activities. We believe that our cash balance is not sufficient to finance our cash requirements for expected operational activities, capital improvements, and partial repayment of debt through the next 12 months.

Our operating activities used cash of $2,647,490 for the year ended March 31, 2013, and we used cash in operations of $1,403,132 during the same period in 2012. The principal elements of cash flow from operations for the year ended March 31, 2013 included a net loss of $11,146,507, offset by stock-based compensation and settlements of $5,244,911 and impairment of advances to Immunovative Therapies, LTD, for future stock ownership, $2,714,050.

Cash used in investing activities during the year ended March 31, 2013 was $2,724,883 compared to $852,744 during the same period in 2012. The increase was primarily due to advances to Immunovative Therapies, LTD, for future stock ownership, $2,714,050.

Cash generated in our financing activities was $4,894,801 for the year ended March 31, 2013, compared to cash generated of $2,837,856 during the comparable period in 2012. This increase was primarily attributed to a concentrated effort of capital procurement in 2013 which was provided by the sale of common stock, $5,191,121, proceeds from notes payable, $225,000, and proceeds from convertible debentures, $175,000, offset by commissions paid on sale of common stock, $643,956 and the repayment of the former Chief Executive's loan of $52,364.

As of March 31, 2013, current liabilities exceeded current assets by 6.9 times. Current assets decreased from $631,887 at March 31, 2012 to $170,474 at March 31, 2013 whereas current liabilities increased from $738,333 at March 31, 2012 to $1,183,498 at March 31, 2013.

	For the years ended
	March 31,
	2013	2012

Cash used in operating activities	$(2,647,490)	$(1,403,132)
Cash used in investing activities	(2,724,883)	(852,744)
Cash provided by financing activities	4,894,801	2,837,856

Net changes to cash	$(477,572)	$581,980

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, since inception of the Development Stage (December 12, 2012), the Company had net losses of $15,657,179 ($8,397,207 represents stock-based compensation and settlements), has experienced negative cash flows from operations, and there are existing uncertain conditions which the Company faces relative to its obtaining financing and capital in the equity markets. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Contractual Obligations

Not Applicable

Off-Balance Sheet Arrangements

As of March 31, 2013, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05 which amends ASC Topic 220, Comprehensive Income. Under the amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively. Additionally, the FASB issued a second amendment to ASC Topic 220 in December 2011, ASU No. 2011-12, which allows companies the ability to defer certain aspects of ASU 2011-05. For public entities, these amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments do not require any transition disclosures.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other, which simplifies how an entity is required to test Goodwill for impairment. This ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based upon qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the provisions of ASI 2-11-08 to have a material effect on the financial position, results of operations, or cash flows of the Company.

Critical Accounting Policies

Stock-Based Compensation

The Company accounts for Stock-Based Compensation under ASC 718 “Compensation-Stock Compensation”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 requires measurement of cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

The Company accounts for stock-based compensation awards to non-employees in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any stock options or warrants issued to non-employees are recorded in expense and an offset to additional paid-in capital in shareholders’ equity/(deficit) over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options or warrants at the end of each period.

The Company issues stock to consultants for various services. The costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (1) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (2) the date at which the counterparty’s performance is complete. The Company recognized consulting expense and a corresponding increase to additional paid-in-capital related to stock issued for services.

Impairment of Long-Lived Assets

Long-lived assets, primarily fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company will perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company would recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and estimated fair value.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As the Company is a “smaller reporting company,” this item is inapplicable.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information with respect to persons who are serving as directors and officers of the Company. Each director holds office until the next annual meeting of shareholders or until his successor has been elected and qualified.

Name	Age	Position

Seth M. Shaw	33	Chief Executive Officer and Chairman of the Board of Directors
Bruce Harmon	54	Chief Financial Officer
Dr. Stella M. Sung	47	Chief Operating Officer and Director
Dr. David L. Wolitzky	76	Director
Michael Wolff	67	Director
Dawn Gibbons	72	Director

Biographies of Directors and Officers

Seth M. Shaw has served as our chief executive officer and chairman since August 2012. He has extensive experience building companies and securing financing from a broad range of both domestic and international institutional investors. Over the past seven years, he has been instrumental in securing more than $60 million in capital, in aggregate, for several small-cap and micro-cap companies. Mr. Shaw started his career at American International Group (AIG) Global Investment Group, after which he gained further experience working at a prestigious Manhattan based hedge fund. In 2005, he founded Novastar Resources Ltd, a natural resources exploration company focused on the exploration and acquisition of mineral properties containing the element thorium. During this period, Mr. Shaw secured more than $17 million in financing from top tier institutional investors and helped complete the merger between Novastar Resources and Thorium Power, holding the position of Director of Strategic Planning until mid-2007. Subsequently, the company changed its name to Lightbridge Inc. and currently trades on the NASDAQ (LTBR). Following the merger, Mr. Shaw has assisted several other companies in securing value added capital from institutional investors as well as providing management consulting services. Among those, Mr. Shaw was instrumental in securing $12,000,000 for NASDAQ listed flat panel display developer Uni-Pixel Inc. (UNXL). In addition Mr. Shaw served as the founding CFO of Los Angeles based Biotech firm Physician Therapeutics LLC (“PTL”) in 2004. Subsequently PTL merged with Targeted Medical Pharma (“TMP”), which announced plans for a $118 million NASDAQ IPO in February of 2011. Mr. Shaw graduated from Cornell University in 2001, with a degree in Policy Analysis Management and a concentration in Econometrics. Mr. Shaw currently serves on the Board of Directors of the Jewish Community Center (JCC) of Dutchess County (New York) and has been active in numerous charities and not for profits, including: The Robinhood Foundation (2007-2009), The Cypress Fund for World Peace and Security (2006-2010), and Save A Child’s Heart (“SACH”).

Bruce Harmon has served as our chief financial officer since September 2012.  Mr. Harmon served as chief financial officer and director of Alternative Construction Technologies, Inc. (ACCY), a construction material manufacturing company located in Melbourne, Florida, from 2005 to 2008, chief financial officer and director of Accelerated Building Concepts Corporation (ABCC), a construction company located in Orlando, Florida, from 2006 to 2008, as chief financial officer and director of Organa Technologies Group, Inc. (OGTG), a technology company located in Melbourne, Florida, from 2006 to 2008, as interim chief financial officer and director of Winwheel Bullion, Inc. (WWBU), a public shell, located in Newport Beach, California, from 2009 to 2011, and from 2011 to 2012, as chief financial officer, director and interim chief executive officer of Omni Ventures, Inc. (OMVE), a Kansas City, Kansas based apparel company. He currently owns Lakeport Business Services, Inc. and through consulting agreements, serves as chief financial officer and chairman of the board of eLayaway, Inc. (ELAY), a Tallahassee, Florida based online payment processor specializing in layaway and as chief financial officer and chairman of Green Innovations Ltd. (GNIN), a Cape Coral, Florida based paper company which specializes in 100% tree-free, bamboo-based products. Mr. Harmon holds a B.S. degree in Accounting from Missouri State University.

Dr. Stella M. Sung has served as our chief operating officer (appointed April 2013), a director (appointed April 2013), and as a member of our Medical Advisory Board (March 2013). Dr. Sung brings almost 20 years of leadership experience in the healthcare sector as both a senior operating executive and an early stage life science venture capitalist. Dr. Sung is currently Business Development Officer of Avita Medical, a public regenerative medicine company, and Managing Director of Pearl Street Venture Fund, a life science venture fund. She previously held the position of Chief Business Officer of Cylene Pharmaceuticals, a venture-backed oncology company. Dr. Sung has served as a Managing Director or General Partner for several life science venture firms, including Coastview Capital (founded by former Amgen CEO Gordon Binder) and Oxford Bioscience Partners. She has led venture rounds of financing for seven transactions, co-founded two biotechnology companies, served on 7 Boards of Directors and served as Chairman of the Board for four biotechnology companies. Previously, she focused on life science and health care investments at Advent International, a global private equity firm that has raised over $6 billion in cumulative capital to date. Dr. Sung received her B.S. in chemistry from The Ohio State University and her Ph.D. in chemistry from Harvard University, where she was a National Science Foundation Pre-Doctoral Fellow. She earned her Harvard Ph.D. under the guidance of Professor Dudley Herschbach, the 1986 Nobel Laureate in Chemistry. (http://www.psvf.com/stella-m-sung.asp)

Melissa Jane Kronfeld has served as our vice president of strategic development since October 2012. A native and resident of New York City, Melissa Jane Kronfeld has a Bachelor degree in International Relations from George Washington University and Master degrees in Global Affairs from New York University and Rutgers University. Melissa is currently completing a Doctorate of Philosophy in Global Affairs at Rutgers University where she focuses on issues of national security. In this capacity, Melissa was chosen as the 2012 Richard A. Clarke National Security and Counter-Terrorism scholar. A journalist and consultant since 2002, Melissa’s clients have included politicians and government officials, notable philanthropists, media personalities, industry leaders, academics and other luminaries, both in the United States and Israel. Melissa has been featured in the Politico, the New York Post, Government Security News, Fox News, Fox Business Channel, Fox 5 News in New York, the Daily Caller, the Jerusalem Post, and the Journal on Terrorism and Security Analysis. Melissa currently serves as the Vice President of the Young Leadership Group’s Executive Committee at Save A Child’s Heart (SACH) – a medical organization based in Israel that seeks to provide life-saving treatment for children with rheumatic and congenial heart conditions. Her work with SACH led to Melissa being chosen by the Jewish Week as one of their “36 Under 36″ for 2013.

Dr. David L. Wolitzky has served as our director since March 2013. Dr. Wolitzky received his BA from The City College of New York (1957) and his Ph.D. in Clinical Psychology from the University of Rochester (1961). He is also a graduate of the New York Psychoanalytic Institute (1972). Since 1974 Dr. Wolitzky has been a tenured faculty member in the Department of Psychology, New York University. His many years there of teaching, research, supervisory, and administrative experience included serving as the Director of the Clinical Psychology Ph.D. Program, the N.Y.U Psychology Clinic, and as a Co-Director of the N.Y.U. Postdoctoral Program in Psychotherapy and Psychoanalysis and as a supervisor of candidates in training. His other professional activities include publication of numerous articles and book chapters, edited books, forensic evaluation in child custody cases, psychological assessments of individuals being considered for high-level executive positions in industry, extensive experience as a book editor, and the practice of psychotherapy. He also has served on the New State Board of Psychology, Office of Professional Discipline.

Dawn Gibbons has served as our director since March 2013. Ms. Gibbons is an entrepreneur having owned and operated several very successful businesses in downtown Reno, Nevada. In addition to her businesses, Ms. Gibbons has served on many prominent boards including the Desert Research Institute, Reno Tahoe Airport Authority, Washoe County Visitors and Convention Authority and Sierra Bank of Nevada. Ms. Gibbons served for six years in the Nevada Legislature as an assemblywoman and served for one term as the First Lady of Nevada. The Nevada Police Protection Association named her Assemblywoman of the Year in 2003. Twice, Ms. Gibbons changed the Nevada constitution through an initiative petition with overwhelming voter approval. These were called the Gibbons Tax Restraint Initiative and the Education First Initiative. Ms. Gibbons has fought for many important causes including autism, domestic violence, human trafficking, addiction and myriad other issues facing people in the state of Nevada. She recently completed terms as Chairwoman of the American Heart Association and the Circle of Red. She is a founder and Chair of the Nevada Organ and Tissue Donor Program at the University of Nevada Medical School and devotes herself to Children’s Advocacy Alliance and the Grant a Gift Autism Foundation among her other charitable and community focused activities and interests. Ms. Gibbons is a graduate of the University of Nevada Reno. She was named Business and Professional Woman of the Year, Who’s Who in Business, Who’s Who in Politics, the Attorney General’s Role Model of the Year, Nevada Women’s Lobby Hall of Fame, Las Vegas Women to Watch (VEGAS INC. Magazine) and Distinguished Women and Men in Nevada (Distinguished Publishing). She has hosted her own talk radio show with Fox News 1270. Dawn is currently Director of Community and Public Relations with KSNV TV NEWS 3, KRNV TV NEWS 4, and KENV TV NEWS 10 all of which comprise Intermountain West Broadcasting. She is responsible for government relations, lobbying, advocacy strategies, community outreach and media relations. She and station owner, Jim Rogers, do a twice weekly news segment called “Dawn and Jim” which is a discussion about political issues of the day.

Michael Wolff has served as our independent director since May 2013. Michael Wolff is a Principal in Marketing, bringing an extensive background in management consulting, organizational effectiveness, personal development, motivation and creativity. Currently Mr. Wolff is a partner at New York based Eisner Amper, one of the largest accounting firms in the nation with nearly 1,300 employees, including 180 partners. The firm is PCAOB-registered and provides public companies with audit, tax, internal audit, pension audit, executive compensation review and a variety of other services. Michael spent five years as President of InteleTravel International, an organization he co-founded, where he capitalized on his knowledge of travel industry management and organizational effectiveness to create a revolutionary travel agency concept providing a totally new distribution channel for travel. Previously, he was President of Productivity and Profit Improvement Associates, an international organization of training and performance management consultants. He has been a Partner and Associate National Director of Client Services for Touche Ross & Co., and Retail Industry Manager and Sales and Marketing Manager for Control Data Corporation, holding a similar position with the IBM Service Bureau Company. Michael has been a consultant to many companies where he guided management teams with the development of their business and marketing plans, identified weaknesses in organizational structures and provided recommendations to strengthen their infrastructures. As a proven leader and positive role model, he has designed and implemented many of the soft skill training and development programs within EisnerAmper University as well as customizing them for clients. Michael received his B.A. from New York University and has completed advanced programs in organization effectiveness at Harvard University. He serves on the International Business Development Committee of PKF International.

There are no family relationships among any of our directors and executive officers.

Our directors are elected at the annual meeting of the shareholders, with vacancies filled by the Board of Directors, and serve until their successors are elected and qualified, or their earlier resignation or removal. Officers are appointed by the board of directors and serve at the discretion of the board of directors or until their earlier resignation or removal. Any action required can be taken at any annual or special meeting of stockholders of the corporation which may be taken without a meeting, without prior notice and without a vote, if consent of consents in writing setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office, its principle place of business, or an officer or agent of the corporation having custody of the book in which the proceedings of meetings are recorded.

Indemnification of Directors and Officers

Florida Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the 1933 Act. The Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent authorized or permitted by law and such right to indemnification will continue as to a person who has ceased to be a director or officer of the Company and will inure to the benefit of his or her heirs, executors and Consultants; provided, however, that, except for proceedings to enforce rights to indemnification, the Company will not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred will include the right to be paid by the Company the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition.

The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred to directors and officers of the Company. The rights to indemnification and to the advancement of expenses are subject to the requirements of the 1940 Act to the extent applicable.

Furthermore, the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Florida General Corporation Law.

Director Compensation

During the fiscal years ended March 31, 2013 and 2012, our independent directors did not receive any compensation from us for their services. Directors that were employees were not paid any fees for their role as director.

Directors’ and Officers’ Liability Insurance

Green Innovations has directors’ and officers’ liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers.

Code of Ethics

We intend to adopt a code of ethics that applies to our officers, directors and employees, including our principal executive officer and principal accounting officer, but have not done so to date due to our relatively small size. We intend to adopt a written code of ethics in the near future.

Board Committees

The Company does not have any committees.

We expect our board of directors, in the future, to appoint a nominating committee and any other applicable committee, as applicable, and to adopt charters relative to each such committee. We intend to appoint such persons to committees of the board of directors as are expected to be required to meet the corporate governance requirements imposed by a national securities exchange, although we are not required to comply with such requirements until we elect to seek a listing on a national securities exchange.

Advisory Board

Business Advisory Board

The Company established its Business Advisory Board in 2013. Currently, the Business Advisory Board has three members.

Bruno Vanderschelden has served as a business advisory board member since April 2012. Mr. Vanderschelden has over 15 years of experience in the various fields of asset management and operations in a multi-cultural and multi-lingual environment with longstanding relationships with key industry decision makers, venture investors, and thought leaders, with access to a broad and powerful network of influencers. He has also served as an independent director of various Management Companies, has been instrumental in developing and implementing strategic plans and has implemented risk management and corporate governance programs for public companies. Mr. Vanderschelden has a Master’s Degree in Business Administration from ICHEC Brussels, Belgium and in European Studies from Université Catholique de Louvain Louvain-la-Neuve, Belgium.

Christian Bailey has served on our Business Advisory Board since May 2013. Christian Bailey is the Founder and CEO of Curated Innovation, which partners with impact investors to directly fund technology challenges that would make a huge impact on a health issue they care passionately about (www.curatedinnovation.org). Previously, he invested in spinouts from MIT and Harvard through incTANK Ventures, a vehicle for its partners' own funds which was the seed investor in Agamatrix, Agrivida, and Ligon Discovery. Mr. Bailey also served as interim CEO at Ligon Discovery, during which time he led strategic deals with Bayer and Bristol-Myers Squibb. Before that, he founded and led two technology companies: Lincoln Group, acquired by GPI; and Akaru, one of the first Software as a Service companies, acquired by NewChannel. Mr. Bailey holds a BA and MA in Economics and Management from the University of Oxford. He completed studies in molecular biology and materials science as a Fellow at the Massachusetts Institute of Technology (MIT).

Medical Advisory Board

The Company established its Medical Advisory Board in 2013. Currently, the Medical Advisory Board has two members.

Dr. Stella M. Sung has served on our Medical Advisory Board since March 2013. See bios for officers and directors.

Dr. Lawrence A. May has served on our Medical Advisory Board since April 2013. Dr. May is a board certified internist with broad experience in clinical medicine, academics, media and business. Following residency he joined the faculty of the UCLA medical school where he directed the health services research center at the Wadsworth, VA hospital and served as a founder and co-director of the center for health enhancement education and research {CHEER} at UCLA. He continued on the clinical faculty after entering private practice, Dr. May has written many books and articles including a widely used textbook entitled Primary Care Medicine. Dr. May became an important formulator of nutritional products and served as executive vice president for medical and scientific affairs for Herbalife international. He has appeared in the media, lectured internationally, and consulted to industry and medical institutions, as well as serving on their boards. He was a founder of physicians therapeutics and helped develop the parent Targeted Medical Pharma. He is an advisor to Stock News Now SNN, writes for microcap review and evaluates biopharmaceutical companies as an investor. Dr. May received his undergraduate degree magna cum laude in economics from Harvard University (1970) where he was elected to phi beta kappa. His medical degree was also earned at Harvard Medical School (1974) and residency in internal medicine was served at Massachusetts General Hospital.

Dr. Steven Victor MD has served on our Medical Advisory Board since May 2013. Dr. Victor earned his undergraduate degree from New York University ("NYU"), and his MD from the prestigious New York University Medical College. In subsequent years he has extended his affiliation with this learning institution through teaching appointments and continued support. In addition, teaching appointments to Beth Israel Medical Center ("Beth Israel") and Lenox Hill Hospital ("Lenox Hill") have significantly added to his experience as a teacher and a doctor. Running a post-graduate course in Cosmetic Dermatology from 1992 to 1998, he helped make that division of dermatology different from medical dermatology. Other rewarding positions include his appointments as the consulting dermatologist for Elizabeth Arden, Clarins, Pierre Cardin, as well as Angio Medical Corporation, Medicis Pharmaceuticals, and the Orentreich Foundation for the Advancement of Science. In addition Dr. Victor has had the opportunity to give numerous newspaper, magazine and television interviews, and is honored to have been named one of New York Magazine's "Best Doctors in New York," Woodward and White's "Best Doctors in America," and Town & Country's "Best Cosmetic Surgeons." He has pioneered, perfected and delivered some of the most ground breaking and highly effective skin rejuvenation treatments that exist today. Beginning in 1982, he helped develop the first true cosmeceutical. In 1988, he introduced the first professional peeling formula to the aesthetician and plastic surgery worlds. In 2001, he formulated a full line of cosmeceutical treatments. Other highlights have included bringing Botox to Paris, and Restylane from Europe to the United States. In 1992 he was featured by the New York Times for bringing Mesotherapy to the United States. In 2002, his first book, "Ageless Beauty, A Dermatologist's Secrets to Looking Younger Without Surgery" was published. Today his practice continues to grow with both new patients and long-term patients for more than 30 years, many of them in the worlds of modeling, show business and society. These include a number of celebrities and household names. http://www.victordermatologyandrejuvenation.com

Executive Compensation

The table below sets forth, for our last two fiscal years, the compensation earned by Seth M. Shaw, our chief executive officer, Bruce Harmon, our chief financial officer and Dr. Stella M. Sung, our chief operating officer.

Compensation of Directors

The general policy of the Board of Directors is that compensation for independent Directors should be a nominal cash fee plus equity-based compensation. We do not pay employee Directors for Board service in addition to their regular employee compensation. The Board of Directors have the primary responsibility for considering and determining the amount of Director compensation.

The following table shows amounts earned by each Director in the fiscal year ended March 31, 2013.

Name and Principal Position	Year	Salary	Deferred Compensation	Bonus	Stock Awards	Option/ Warrant Awards	All Other Compensation	Total

Seth M. Shaw (1)	2013	$73,000	$-	$-	$1,382,400	$-	$30,000	$1,485,400
Chief Executive Officer	2012	$-	$-	$-	$-	$-	$-	$-
	2011	$-	$-	$-	$-	$-	$-	$-

Bruce Harmon (2)	2013	$21,650	$-	$-	$246,500	$-	$-	$268,150
Chief Financial Officer	2012	$-	$-	$-	$-	$-	$-	$-
	2011	$-	$-	$-	$-	$-	$-	$-

Dr. Stella M. Sung (3)	2013	$-	$-	$-	$100,000	$-	$-	$100,000
Chief Operating Officer	2012	$-	$-	$-	$-	$-	$-	$-
	2011	$-	$-	$-	$-	$-	$-	$-

Change in
Pension
Value and
				Non-Equity	Nonqualified
	Fees Earned			Incentive	Deferred
	or Paid in	Stock	Warrant	Plan	Compensation	All Other
Director	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total

Dr. David L. Wolitzky	$-	$114,750	$-	$-	$-	$-	$114,750
Dawn Gibbons	$-	$180,000	$-	$-	$-	$-	$180,000
Michael Wolff	$-	$-	$-	$-	$-	$-	$-

The following table sets forth certain information as of March 31, 2013 regarding the beneficial ownership of our common stock, taking into account the consummation of the Merger, by (i) each person or entity who, to our knowledge, beneficially owns more than 5% of our common stock; (ii) each executive officer and named officer; (iii) each director; and (iv) all of our officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each of the stockholders named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned. Except as otherwise indicated, the address of each of the stockholders listed below is: c/o 39 Old Ridgebury Road, Danbury, Connecticut 06180.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

	Number of
	Shares	Percentage
Name of Beneficial Owner	Owned (1)	Owned (1)

Seth M. Shaw (2)	10,860,000	4.8%
Bruce Harmon (3)	2,000,000	0.9%
Dr. Stella M. Sung (2)	1,250,000	0.6%
Dawn Gibbons (4)	2,000,000	0.9%
Dr. David L. Wolitzky (4)	1,275,000	0.6%
Michael Wolff (4)	-	0.0%

All officers and directors as a group (6 persons)	17,385,000	7.7%
_____________
(1)
Applicable percentage of ownership is based on 226,449,077 total shares comprised of our common stock as of March 31, 2013. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and means voting or investment power with respect to securities. Shares of our common stock issuable upon the exercise of stock options exercisable currently or within 60 days of March 31, 2013 are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Shares of our preferred stock are deemed outstanding and to be beneficially owned by the person holding such shares for purposes of computing such person’s percentage ownership.

(2)	Officer and director.

(3)	Officer.

(4)	Director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
 AND DIRECTOR INDEPENDENCE

Related Party Transactions

On August 22, 2012, a signing bonus in the amount of 1,500,000 shares was issued to Seth Shaw, our chief executive officer in connection with his employment contract.

In December 2012, the board approved the issuance of an additional 4,000,000 shares to Seth Shaw, our chief executive officer.

In connection with the consulting agreement, dated September 1, 2012, with Bruce Harmon, our Chief Financial Officer, and subsequent modification, we issued 2,000,000 of common stock.

Commencing October 2012, Seth Shaw, our chief executive officer, received 360,000 shares (60,000 per month) of the our common stock as salary in lieu of cash.  His employment agreement was subsequently modified in December 2012 to begin cash compensation in addition to the 60,000 shares award per month.

Director Independence

 During fiscal 2013, we had two independent directors on our board, Dr. David L. Wolitzky, appointed on March 19, 2013, and Dawn Gibbons, appointed on March 28, 2013. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., The NASDAQ National Market, and the Securities and Exchange Commission.

 Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Tauriga Sciences, Inc. and Subsidiary
(Formerly Immunovative, Inc. and Subsidiary)
(A Development Stage Company)
Audited Financial Statements
For the Years Ended March 31, 2013 and 2012

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tauriga Sciences, Inc.
(formerly Immunovative, Inc.)
Danbury, CT

We have audited the accompanying consolidated balance sheet of Tauriga Sciences, Inc. and Subsidiary (formerly Immunovative, Inc.), (a Development Stage Company) as of March 31, 2012 and the related consolidated statements of operations, and cash flows for year ended March 31, 2012 and for the period December 12, 2011 (inception of Development Stage) to March 31, 2012 and the statement of stockholders’ deficit for the year period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tauriga Sciences, Inc. and Subsidiary (formerly Immunovative, Inc.) (a Development Stage Company) as of March 31, 2012, and the results of its operations and its cash flows for the year ended March 31, 2012 and for the period December 12, 2011 (inception of Development Stage) to March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $6,245,879 for the year ended March 31, 2012, has an accumulated deficit from prior operations of $16,244,237, an accumulated deficit during development stage of $4,595,168 and negative working capital of $106,446 at March 31, 2012 and there are existing uncertain conditions the Company faces relative to its’ ability to obtain capital and operate profitably. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ Meyler & Company, LLC

Middletown, NJ
July 16, 2012

COWAN, GUNTESKI & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
730 HOPE ROAD
TINTON FALLS, NJ 07724

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tauriga Sciences, Inc.
(formerly Immunovative, Inc.)
Danbury, CT

We have audited the accompanying consolidated balance sheet of Tauriga Sciences, Inc. and Subsidiary (formerly Immunovative, Inc.), (a Development Stage Company) as of March 31, 2013 and the related consolidated statements of operations, and cash flows for year ended March 31, 2013 and for the period December 12, 2011 (inception of Development Stage) to March 31, 2013 and the statement of stockholders’ deficit for the year ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tauriga Sciences, Inc. and Subsidiary (formerly Immunovative, Inc.) (a Development Stage Company) as of March 31, 2013, and the results of its operations and its cash flows for the year ended March 31, 2013 and for the period December 12, 2011 (inception of Development Stage) to March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $11,146,507 for the year ended March 31, 2013, has an accumulated deficit from prior operations of $16,244,237, an accumulated deficit during development stage of $15,741,675 and negative working capital of $1,013,024 at March 31, 2013 and there are existing uncertain conditions the Company faces relative to its’ ability to obtain capital and operate profitably. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ Cowan, Gunteski & Co., P.A.

Tinton Falls, NJ
July 12, 2013

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	March 31,
	2013	2012

ASSETS
Current assets:
Cash	$143,034	$619,624
Other receivables	7,906	-
Prepaid expenses	19,534	12,263
Total current assets	170,474	631,887

Advances to Immunovative Therapies, Ltd. for future stock ownership	-	819,164
Less: Impairment of advances to Immunovative Therapies, Ltd. for
future stock ownership	-	(819,163)

Advances to Immunovative Therapies, Ltd. for future stock ownership, net	-	1

Equipment, net	28,382	36,468

Total assets	$198,856	$668,356

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Notes payable	$225,000	$-
Convertible notes, net of discounts	106,425	179,572
Accounts payable	277,053	208,644
Accrued interest	8,004	77,847
Accrued expenses	148,348	57,584
Accrued professional fees	418,668	145,822
Related party payables
Due to former chairman and chief executive officer	-	16,500
Note payable to former chairman and chief executive officer	-	52,364
Total current liabilities	1,183,498	738,333

Stockholders' deficit
Common stock, par value $0.00001; 1,000,000,000 shares
authorized, 226,449,077 and 116,667,888 issued and
outstanding at March 31, 2013 and 2012, respectively	2,264	1,166
Additional paid-in capital	31,000,267	20,770,505
Accumulated deficit from prior operations	(16,244,237)	(16,244,237)
Accumulated deficit during development stage	(15,741,675)	(4,595,168)
Accumulated other comprehensive loss	(1,261)	(2,243)
Total stockholders' deficit	(984,642)	(69,977)

Total liabilties and stockholders' deficit	$198,856	$668,356

See accompanying notes to consolidated financial statements.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

			Period from
			December 12,
			2011
			(Inception of
	For the Years ended		Development)
	March 31,		to March 31,
	2013	2012	2013
Continuing operations:
Operating expenses
General and administrative	$8,374,216	$3,767,432	$12,141,648
Impairment of advances to Immunovative
Therapies, Ltd. for future stock ownership	2,714,050	819,164	3,533,214
Depreciation expense	43,919	2,668	46,587
Total operating expenses	11,132,185	4,589,264	15,721,449

Loss from operations	(11,132,185)	(4,589,264)	(15,721,449)

Other income (expense)
Interest expense	(10,506)	(5,904)	(16,410)
Gain on settlement of law suit	20,000	-	20,000
Amortization of debt discount	(23,816)	-	(23,816)

Total other income (expense)	(14,322)	(5,904)	(20,226)

Loss from continuing operations	(11,146,507)	(4,595,168)	(15,741,675)

Discontinued operations
Loss from discontinued operations	-	(1,650,711)	-

Net loss	(11,146,507)	(6,245,879)	(15,741,675)

Other comprehensive income
Translation adjustment	1,261	28,914	1,261

Comprehensive loss	$(11,145,246)	$(6,216,965)	$(15,740,414)

Net loss per share (basic and diluted)
Loss from continuing operations	$(0.06)	$(0.07)
Loss from discontinued operations	$-	$(0.02)
Net loss per share	$(0.06)	$(0.09)

Weighted average common shares outstanding
Basic and diluted	173,804,597	73,039,842

See accompanying notes to consolidated financial statements.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
For the years ended March 31, 2012 and 2013

					Deficit
				Deficit	accumulated	Accumulated
			Additional	accumulated	during the	other	Total
	Number of		paid-in	from prior	development	comprehensive	stockholders'
	shares	Amount	capital	operations	stage	income (loss)	deficit

Balance March 31, 2011	53,245,238	$532	$12,976,186	$(14,593,526)		$(31,157)	$(1,647,965)

Sale of common stock under private
placement agreements at $0.10 per share	22,853,560	229	2,285,127				2,285,356
Sale of common stock under private
placement agreements at $0.05 per share	13,450,000	134	672,366				672,500
Issuance of shares under consulting
agreements between $0.10 and
$0.14 per share	14,845,000	148	2,008,152				2,008,300
Issuance of shares in connection with
settlement agreements at $0.14 per share	1,565,000	16	199,484				199,500
Vesting of stock-based compensation			137,247				137,247
Conversion of accrued expenses to common stock	709,090	7	77,993				78,000
Conversion of convertible debts to common stock	10,000,000	100	1,013,950				1,014,050
Issuance of stock options			1,400,000				1,400,000
Net loss for the period from April 1,
2011 to December 11, 2011				(1,650,711)			(1,650,711)
Net loss for the period from December
12, 2011 (inception of development)
to March 31, 2012					(4,595,168)		(4,595,168)
Translation adjustment						28,914	28,914

Balance March 31, 2012	116,667,888	$1,166	$20,770,505	$(16,244,237)	$(4,595,168)	$(2,243)	$(69,977)

See accompanying notes to unaudited consolidated financial statements.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
For the years ended March 31, 2012 and 2013

					Deficit
				Deficit	accumulated	Accumulated
			Additional	accumulated	during the	other	Total
	Number of		paid-in	from prior	development	comprehensive	stockholders'
	shares	Amount	capital	operations	stage	income (loss)	deficit

Sale of common stock under private
placement agreements at $0.10 to
$0.15 per share	48,844,286	489	5,190,633	-	-	-	5,191,122
Amendment to former chief executive
officer's employment agreement at
$0.10 per share	2,500,000	25	249,975				250,000
Issuance of shares under consulting
contract for strategic planning officer
at $0.10 per share	2,500,000	25	249,975				250,000
Issuance of shares to purchase
domain name at $0.125 per share	200,000	2	24,998				25,000
Issuance of shares under consulting
contracts at $0.10 to $0.29 per share	30,128,983	300	4,421,246				4,421,546
Issuance of shares to convert Caete
Invest & Trade, S.A. debt under
conversion agreement	2,720,000	27	225,792				225,819
Conversion of former CEO final
severance payment at $0.056
per share	1,592,920	16	89,984				90,000
Stock issued for commissions under
private placement agreements	5,335,000	53	688,947				689,000
Commission expense paid with stock
issuances under private placements			(689,000)				(689,000)
Commission paid under private
placement agreements in cash			(643,956)				(643,956)
Issuance of shares to CEO under
employment contract for achieving
capital raise goal of $7,500,000
at $0.25 per share	2,500,000	25	624,975				625,000
Issuance of shares to former CEO
under employment contract for
achieving capital raise goal of
$7,500,000 at $0.25 per share	2,500,000	25	624,975				625,000
Issuance of shares to CEO in lieu of
salary at a price of $0.04 to $0.24 per share	360,000	4	47,396				47,400
Issuance of shares to JMJ Financial
loan origination fee at $0.15 per share	200,000	2	29,998				30,000
Beneficial conversion feature related
to JMJ Financial Convertible Note			107,609				107,609
Issuance of shares to CEO as signing
bonus under employment contract
at $0.20 per share	1,500,000	15	299,985				300,000
Issuance of shares to CEO as
additional compensation at $0.04
per share	4,000,000	40	159,960				160,000
Issuance of shares to CFO under
consulting agreement at $0.06
to $0.20 per share	2,000,000	20	246,480				246,500
Issuance of shares to company
attorneys for services rendered
at $0.10 to $0.25 per share	2,150,000	22	287,478				287,500
Conversion of accounts payable
at $0.10 per share	750,000	8	74,992				75,000
Consulting contract vesting
amortization adjustment			(2,082,680)				(2,082,680)
Translation adjustment						982	982
Net loss for the year ended March 31, 2013					(11,146,507)		(11,146,507)

Balance at March 31, 2013	226,449,077	$2,264	$31,000,267	$(16,244,237)	$(15,741,675)	$(1,261)	$(984,642)

See accompanying notes to consolidated financial statements.

TAURIGA SCIENCES, INC. AND SUBSDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Period from
			December 12, 2011
			(Inception of
	For the Years Ended		Development)
	March 31,		to March 31,
	2013	2012	2013

Cash flows from operating activities
Net loss from continuing operations	$(11,146,507)	$(4,595,168)	$(15,741,675)
Loss from discontinued operations	-	(1,650,711)	-
Adjustments to reconcile net loss to cash provided
by (used in) operating activities:
Stock-based compensation	5,244,911	3,592,047	8,397,333
Shares issued in Settlement Agreement	-	153,000	153,000
Impairment of advances to Immunovative
Therapies, LTD, for future stock ownership	2,714,050	819,164	3,533,214
Note payable discount amortization	23,816	10,993	23,816
Depreciation and amortization	43,919	5,465	46,587
Loss on extinguishment of debt	-	336,836	-
Decrease (increase) in assets
Other receivables	(7,906)	-	(7,906)
Prepaid expenses	(7,271)	(12,264)	(2,776)
Increase (decrease) in liabilities
Accounts payable	163,984	12,624	147,542
Accrued interest	(23,596)	55,799	(12,148)
Accrued expenses	90,764	18,172	90,888
Accrued professional fees	256,346	(111,036)	88,266
Related party payables	-	(38,053)	(96,884)
Cash used in operating activities	(2,647,490)	(1,403,132)	(3,380,743)

Cash flows from investing activities
Purchase of equipment	(2,940)	(33,580)	(23,820)
Purchase of intangible asset - domain name	(7,893)	-	(7,893)
Advances to Immunovative Therapies LTD, for
future stock ownership	(2,714,050)	(819,164)	(3,533,214)
Cash used in investing activities	(2,724,883)	(852,744)	(3,564,927)

Cash flows from financing activities
Proceeds from notes payable	225,000	-	225,000
Repayment of note payable to former chief
executive officer	(52,364)	(120,000)	(125,503)
Sale of common stock	5,191,121	2,957,856	7,261,477
Proceeds from convertible debentures	175,000	-	175,000
Commissions paid on sale of common stock	(643,956)	-	(643,956)
Cash provided by financing activities	4,894,801	2,837,856	6,892,018

Foreign currency translation effect	982	28,914	27,143
Net increase / (decrease) in cash	(476,590)	610,894	(26,509)

Cash, beginning of period	619,624	8,730	169,543
Cash, end of period	$143,034	$619,624	$143,034

See accompanying notes to consolidated financial statements.

TAURIGA SCIENCES, INC. AND SUBSDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Period from
			December 12, 2011
			(Inception of
	For the Years Ended		Development)
	March 31,		to March 31,
	2013	2012	2013

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest and Taxes Paid	$34,102	$-	$-

NON CASH ITEMS
Conversion of accounts payable to common
stock	$(95,559)	$-	$(95,559)
Conversion of note payable - Caete Invest &
Trade, S.A. to common stock	$(179,572)	$-	$(179,572)
Issuance of common stock to settle commissions
on private placement offering	$(689,000)	$-	$(689,000)
Conversion of accrued interest on Caete Invest
& Trade, S.A. to common stock	$(46,247)	$-	$(46,247)
Purchase of intangible asset - domain name with
common stock	$(25,000)	$-	$(25,000)
Conversion of convertible debenture	$-	$(575,000)	$-
Accrued interest	$-	$(102,215)	$-
Accrued rent	$-	$(78,000)	$-
Issuance of common stock	$98	$74	$98
Additional paid in capital	$1,035,280	$755,141	$1,035,280
Beneficial conversion features	$(107,609)	$-	$(107,609)
Additional paid in capital	$107,609	$-	$107,609

See accompanying notes to consolidated financial statements.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

NOTE 1 - NATURE OF BUSINESS AND GOING CONCERN

Nature of Business

The Company, prior to December 12, 2011, was involved in the business of exploiting new technologies for the production of clean energy business which the Company abandoned. The Company is now moving in the direction of a diversified biotechnology company which includes medical devices and the development of proprietary drug compounds. The mission of the company is to acquire a diversified portfolio of medical technologies.

In May 2011, the Company had entered into an exclusive memorandum of understanding with Immunovative Therapies, Ltd. (“ITL”) (an Israeli company) whereby the Company would acquire a subsidiary of ITL. On December 12, 2011, the Company terminated this memorandum of understanding and entered into a License Agreement (the “License Agreement”) with ITL, pursuant to which the Company received an immediate exclusive and worldwide license to commercialize all the Licensed Products based on ITL’s current and future patents and a patent in-licensed from the University of Arizona. The license granted covers two experimental products for the treatment of cancer in clinical development called AlloStim TM and Allo Vax TM (“Licensed Products”). On May 8, 2012, the Company changed its name to Immunovative, Inc. to better reflect its new direction on the development and commercialization of the next generation of immunotherapy treatments.

On January 8, 2013, the Company received from ITL, a notice by which ITL purported to terminate the License Agreement dated December 9, 2011 between the Company and ITL (the “ITL Notice”), along with alleged damages. It is the Company’s position that ITL breached the License Agreement by delivering the ITL Notice and, that prior to the ITL Notice, the License Agreement was in full force and, on January 17, 2013, and that the Company had complied in all material respects with the License Agreement and therefore the Company believes that there are no damages to ITL. As such, on January 17, 2013, the Company filed a lawsuit against ITL, which included the request for various injunctive relief against ITL for damages stemming from this breach. On February 19, 2013, the Company and ITL entered into a settlement agreement whereby the parties have agreed to the following: (1) the Company will submit a letter to the Court advising the Court that the parties have reached a settlement and that the Company is withdrawing its motion, (2) ITL will pay the Company $20,000, (3) ITL will issue to the Company, ITL’s share capital equivalent to 9% of the issued and outstanding shares of ITL, (4) the Company will change its name and (5) the settling parties agree that the license agreement will be terminated.

On March 13, 2013, the Company changed its name to Tauriga Sciences, Inc. to better reflect its new direction.

In May 2013, the Company signed a Memorandum of Understanding (“Constellation MOU”) with Constellation Diagnostics, Inc. (“Constellation”). Constellation is a developer of camera-based technology with the goal of preventing skin cancer through early detection. Under the terms of the Constellation MOU, the Company and Constellation will establish a joint venture partnership to develop and commercialize a novel, imaging-based diagnostic technology for use in predictive and preventative oncology. Constellation has already begun product development in collaboration with professors at the Massachusetts Institute of Technology (“MIT”) and Harvard University. The Company made an initial investment in Constellation of $100,000 for a 2% equity stake. The Constellation MOU provides the potential of the Company earning an equity stake in Constellation of up to 35% with up to $1,000,000 in investments.

On May 31, 2013, the Company signed a Licensing Agreement with Green Hygienics, Inc. (“GHI”) to enable the Company on an exclusive basis for North America, to market and sell 100% tree-free, bamboo-based, biodegradable, hospital grade wipes, as well as other similar products. The Company paid $250,000 for the licensing rights and has issuable 4,347,826 shares of common stock of the Company to GHI whereas GHI’s parent company, Green Innovations Ltd. (“GNIN”) has issuable to the Company 625,000 shares of common stock of GNIN. See Notes 4 and 6.

Going Concern

As indicated in the accompanying consolidated financial statements, the Company has incurred net operating losses for continuing operations of $15,741,675 since inception of the development stage and has negative working capital of $1,013,024. Management’s plans include the raising of capital through equity markets to fund future operations, seeking merger candidates, and generating revenues through licensing agreements. Failure to raise adequate capital, complete a successful merger and generate adequate sales revenues could result in the Company having to curtail or cease operations. Additionally, even if the Company does raise sufficient capital to support its operating expenses, complete a successful merger and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 Generally Accepted Accounting Principles-Overall (“ASC 105-10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Commencing with the quarter ended June 30, 2012, the Company considers the U.S. dollar to be its functional currency. Prior to March 31, 2012, the Company considered the Canadian dollar to be its functional currency. Assets and liabilities were translated into U.S. dollars at year-end exchange rates. Statement of operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were included in accumulated other comprehensive gain or loss, a separate component of stockholders’ deficit.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include investment instruments purchased with an original maturity of three months or less.

Equipment and Depreciation

Equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Consolidated Financial Statements

The financial statements include the accounts and activities of Tauriga Sciences, Inc. and its wholly-owned Canadian subsidiary, Tauriga Canada, Inc. (formerly known as Immunovative Canada, Inc.) All inter-company transactions have been eliminated in consolidation.

Net Loss Per Common Share

The Company computes per share amounts in accordance with ASC Topic 260 Earnings per Share (“EPS”) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to Common Stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of Common Stock and Common Stock equivalents outstanding during the periods. A fully diluted calculation is not presented since the results would be anti-dilutive.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

Stock-Based Compensation

The Company accounts for Stock-Based Compensation under ASC 718 “Compensation-Stock Compensation”, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 requires measurement of cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

The Company accounts for stock-based compensation awards to non-employees in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Any stock options or warrants issued to non-employees are recorded in expense and an offset to additional paid-in capital in shareholders’ equity/(deficit) over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options or warrants at the end of each period.

The Company issues stock to consultants for various services. The costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (1) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (2) the date at which the counterparty’s performance is complete. The Company recognized consulting expense and a corresponding increase to additional paid-in-capital related to stock issued for services.

Comprehensive Income

The Company has adopted ASC 211-05 effective January 1, 2012 which requires entities to report comprehensive income within a continuous statement of comprehensive income.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

Income Taxes

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Impairment of Long-Lived Assets

Long-lived assets, primarily fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company will perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company would recognize an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and estimated fair value.

Research and Development

The Company expenses research and development costs as incurred.

Fair Value Measurements

ASC 820 Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which fair value is observable:

Level 1- fair value measurements are those derived from quoted prices (unadjusted in active markets for identical assets or liabilities);

Level 2- fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3- fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial instruments classified as Level 1 - quoted prices in active markets include cash.

These consolidated financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation. Valuations based on unobservable inputs are highly subjective and require significant judgments. Changes in such judgments could have a material impact on fair value estimates. In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes. Changes in economic conditions may also dramatically affect the estimated fair values.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2013. The respective carrying value of certain financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, accounts payable, accrued expenses and due to related parties.

Uncertainty in Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

ASC 740 “Income Taxes” clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740 and concluded that the tax position of the Company does meet the more-likely-than-not threshold as of March 31, 2013.

Reclassification

Certain amounts at March 31, 2012 have been reclassified to conform to the presentation used in the March 31, 2013 financial statements.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05 which amends ASC Topic 220, Comprehensive Income. Under the amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. Additionally, the FASB issued a second amendment to ASC Topic 220 in December 2011, ASU No. 2011-12, which allows companies the ability to defer certain aspects of ASU 2011-05. For public entities, these amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments do not require any transition disclosures. The Company has adopted this ASC retroactively.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other, which simplifies how an entity is required to test Goodwill for impairment. This ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based upon qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the provisions of ASU 2011-08 to have a material effect on the financial position, results of operations, or cash flows of the Company.

Management does not believe any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying consolidated financial statements.

NOTE 3 - EQUIPMENT

The Company’s equipment is as follows:

	March 31,	March 31,	Estimated
	2013	2012	Life

Computer and office equipment	$49,951	$47,011	5 years
Less: accumulated depreciation	21,569	10,543
	$28,382	$36,468

NOTE 4 - LICENSE AGREEMENTS

Immunovative Therapies, Ltd.

On December 12, 2011, the Company entered into a License Agreement (the “License Agreement”) with Immunovative Therapies, Ltd., an Israeli Corporation (“ITL”), pursuant to which the Company received an immediate exclusive and worldwide license to commercialize all product candidates (the “Licensed Products”) based on ITL’s current and future patents and a patent in-licensed from the University of Arizona. The license granted covers two experimental products for the treatment of cancer in clinical development called AlloStim TM and Allo Vaz TM (“Licensed Products”).

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

On January 8, 2013, the Company received from ITL, a notice by which ITL purported to terminate the License Agreement dated December 9, 2011 between the Company and ITL (the “ITL Notice”), along with alleged damages. It is the Company’s position that ITL breached the License Agreement by delivering the ITL Notice and, that prior to the ITL Notice, the License Agreement was in full force and, on January 17, 2013 and that the Company had complied in all material respect with the License Agreement therefore the Company believes that there are no damages to ITL. As such, on January 17, 2013, the Company filed a lawsuit against ITL, which included the request for various injunctive relief against ITL for damages stemming from this breach. On February 19, 2013, the Company and ITL entered into a settlement agreement whereby the parties have agreed to the following: (1) the Company will submit a letter to the Court advising the Court that the parties have reached a settlement and that the Company is withdrawing its motion, (2) ITL will pay the Company $20,000, (3) ITL will issue to the Company, ITL’s share capital equivalent to 9% of the issued and outstanding shares of ITL, (4) the Company will change its name and (5) the settling parties agree that the license agreement will be terminated. No value has been assigned to the ITL shares as they are deemed to be worthless.

Green Hygienics, Inc.

On May 31, 2013, the Company executed a licensing agreement with GHI (see Notes 1 and 6). The Licensing Agreement with GHI will enable the Company, on an exclusive basis for North America, to market and sell 100% tree-free, bamboo-based, biodegradable, hospital grade wipes, as well as other similar products to commercial entities including medical facilities, schools, and more. The Company paid $250,000 for the licensing rights and has issuable 4,347,826 shares of common stock of the Company to GHI whereas GHI’s parent company, GNIN has issuable the Company 625,000 shares of common stock of GNIN. The terms of the Licensing Agreement provides the equal recognition of profits between the Company and GHI on the sales by the Company.

NOTE 5 - CONVERTIBLE NOTES AND NOTES PAYABLE

Convertible Notes Payable

During the period of February 22, 2013 to March 28, 2013, the Company entered into 8% convertible promissory notes with various individuals aggregating $225,000. The notes are unsecured and are due 180 days from the date of issue. Should the notes not be repaid at the respective maturity date, the lender has the right to convert the unpaid principal and interest into common stock of the Company at $0.025 per share.

On October 19, 2012, the Company entered into a one year convertible promissory note agreement for $445,000 with JMJ Financial, a California based institutional investor. The note is non-interest bearing for the first 90 days and subsequent to that, the note has an interest rate of 5% per annum. The note at the holder’s option is Convertible at any time after the effective date of the note. The conversion price is the lesser of $0.25 or 75% of the lowest trade price in the 25 trading days previous to the conversion. The Company paid an origination fee of 200,000 shares of its common stock to secure the loan. On November 14, 2012, the Company received $150,000 and an additional $25,000 on March 27, 2013. The 25% discount created a beneficial conversion feature at the commitment dates aggregating $107,609 representing a discount which is being accreted monthly from the issuance date of the note through maturity and is recorded as additional interest expense. At March 31, 2013, the loan balance is $106,425, net of unamortized discount of $68,575.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

Notes Payable

On November 1, 2009, the Company issued a $242,000 promissory note to Caete Invest & Trade, S.A. maturing on October 31, 2010. The note bears interest at the rate of 10% per annum and is payable at maturity. The face amount of the note plus accrued interest is convertible into unregistered common stock of the company at the lesser of 100% of the volume weighted average price (“VWAP”) of common stock as reported by Bloomberg L.P. on the day prior to the conversion date and a 15% discount to the lowest daily closing “VWAP” of common stock during the five days prior to the conversion date. The Company, in accordance with EITF 98-5 and 00-27, utilized the Market approach to value the debt instrument and concluded that a beneficial conversion feature exists since the effective conversion price of shares was less than the stock price at commitment date. The 15% discount created a beneficial conversion feature at the commitment date aggregating $36,300 which was accreted monthly from the issuance date of the promissory note through maturity and was recorded as additional interest expense. On February 4, 2010, $62,428 of the loan was repaid. The loan balance was $179,572 at March 31, 2012. On April 26, 2012, through an assignment of the Debt Agreement, Caete Invest & Trade, S.A. agreed to sell and/or assign the debt, including interest owed by the Company to a third party investor/shareholder of the Company who repaid Caete Invest & Trade, S.A. The assignment transferred to the individual any and all rights, interests and claim arising under the original note agreement. On May 21, 2012, the note was converted into 2,720,000 shares of the Company’s common stock.

Notes Payable to Related Party

On January 21, 2010, the Company issued to its former Chief Executive Officer a $172,364 promissory note maturing on January 21, 2012. The note bears interest at the rate of 10% per annum and is payable at maturity. The face amount of the loan plus accrued interest is convertible into unregistered common stock of the company at the lesser of 100% of the volume weighted average price (“VWAP”) of common stock as reported by Bloomberg L.P. on the day prior to the conversion date and a 15% discount to the lowest daily closing “VWAP” of common stock during the five days prior to the conversion date. The Company, in accordance with EITF 98-5 and 00-27, utilized the Market approach to value the debt instrument and concluded that a beneficial conversion feature exists since the effective conversion price of shares was less than the stock price at commitment date. The 15% discount created a beneficial conversion feature at the commitment date aggregating $55,923 which was accreted monthly from the issuance date of the promissory note through maturity and was recorded as additional interest expense. At March 31, 2012, the loan balance was $52,364 and was repaid on August 2, 2012 with accrued interest of $34,102.

NOTE 6 - RELATED PARTIES

Antonio Treminio, former chief executive officer and chairman of the Company, was a note holder of the Company. On August 2, 2012, the remaining balance of the note payable of $52,364 and the accrued interest of $34,102 was repaid.

On May 31, 2013, the Company executed a licensing agreement with GHI (see Notes 1, 4 and 10). The Company’s CFO, Bruce Harmon, is also the CFO and Chairman of Green Innovations Ltd., the parent company of GHI.

On June 18, 2013, the Company entered into a Letter of Intent for a Licensing Agreement with Rhamnolipid, Inc. (“RhamInc”). Bruce Harmon, an officer of the Company, is the CFO of RhamInc (see Note 10).

NOTE 7 - STOCKHOLDERS’ DEFICIT

Common Stock

During the year ended March 31, 2012, the Company sold for cash under private placement agreements 22,853,560 shares of its common stock at $0.10 per share and 13,450,000 shares of its common stock at $0.05 per share.

During the year ended March 31, 2012, the Company issued to various consultants 14,845,000 shares of its common stock at prices ranging between $0.10 and $0.14 per share. These shares were valued at the market price of the stock on the date of commitment. These consulting agreements were issued to the consultants to assist the Company in developing business strategies, assist in capital introductions, and other mutually agreed upon services. The aggregate value of the shares has been recorded as stock-based compensation.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

The Company issued 1,565,000 shares of its common stock in connection with settlement agreements. The shares were valued at $0.14, the value at the date of settlement.

During the year ended March 31, 2012, the Company converted unpaid rent on the corporate office in the amount of $78,000. Accordingly, 709,090 shares of the Company’s common stock were issued at $0.1098 per share. The rent was payable to a party related to the former chief executive officer.

On July 11, 2011, the Company converted a $500,000 debenture along with accrued penalties for being in default and accrued unpaid interest into 10,000,000 shares of the Company’s common stock and recognized a loss on extinguishment of $336,836.

During the year ended March 31, 2013, the Company sold for cash under private placement agreements, 48,844,286 shares of its common stock at an average price of $0.10 per share.

On May 15, 2012, the former chief executive officer’s employment contract was amended to award him an additional 2,500,000 shares of the Company’s common stock at $0.10 per share, the value at the date of commitment. Additionally, his employment contract was amended to award him an additional 2,500,000 shares conditional upon the Company raising a total of $7,500,000 in private placement funds.

On May 15, 2012, the strategic planning vice president was issued a consulting agreement for 36 months. In connection with the agreement, he was issued 2,500,000 shares of the Company’s common stock and an additional 2,500,000 shares conditional upon the Company raising a total of $7,500,000 in private placement funds.

The Company issued 200,000 shares of its common stock at $0.125 per share to obtain the rights to a domain name.

On May 21, 2012, the Company issued 2,720,000 shares of its common stock to convert the Caete Invest & Trade, S.A. debt plus accrued interest. The note principal and accrued interest aggregated $225,819.

During the course of the year, the Company converted $95,575 of accounts payable by issuing 1,592,920 shares of its common stock at an average price of $0.06 per share.

On October 19, 2012, the Company issued 200,000 shares of its common stock to obtain a loan at $0.15 per share.

On August 22, 2012, a signing bonus in the amount of 1,500,000 shares was issued to the chief executive officer in connection with his employment contract. The shares were valued at $0.20 per share, the value at commitment date.

In December 2012, the board approved the issuance of an additional 4,000,000 shares to the Company’s chief executive officer. The shares were valued at $0.04 per share, the value at the date of commitment.

In connection with the chief financial officer consulting agreement dated September 1, 2012, and subsequent modification, 2,000,000 shares were awarded at a price ranging from $0.06 to $0.20 per share.

The Company, during the course of the year has issued 2,150,000 shares of its common stock at prices ranging from $0.10 to $0.25 per share for legal services.

Commencing October 2012, the chief executive officer received 360,000 shares (60,000 per month) of the Company’s common stock as salary in lieu of cash. These shares were valued between $0.04 and $0.24 per share. His employment agreement was subsequently modified in December 2012 to begin cash compensation in addition to the 60,000 shares award per month.

During the year ended March 31, 2013, the Company issued to various consultants 30,878,983 shares of its common stock at prices ranging between $0.10 and $0.29 per share. These shares were valued at the market price of the common stock on the date of commitment. These consulting agreements were issued to the consultants to assist the Company in developing business strategies, assist in capital introductions and the mutually agreed upon services. The aggregate value of the shares has been recorded as stock-based compensation.

The Company issued 5,335,000 shares of its common stock and 643,956 in cash as commissions related to the private placements.

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

In connection with the consulting agreements and the board advisory agreements, the agreements have as part of the compensation arrangements, the following clauses: a) the consultant will be reimbursed for all reasonable out of pocket expenses, b) to the extent the consultant introduces the Company to any sources of equity or debt arrangements, the Company agrees to pay 8% to 10% in cash and 8% to 10% in common stock of the Company of all cash amounts actually received by the Company and 2% for debt arrangements, and c) the Company, in its sole discretion, may make additional cash payments and/or issue additional shares of common stock to the consultant based upon the consultant’s performance.

Warrants for Common Stock

The following table summarizes the activity of the warrants for common stock issued in 2010 in connection with consulting agreements outstanding as at March 31, 2013:

	Number of Warrants	Exercise Price	Expiration Date

Balance March 31, 2012	394,465	$0.75	8/2014
Exercised	-
			-
Balance March 31, 2013	394,465		-

The warrants were valued utilizing the following assumption employing the Black-Scholes Pricing Model:

Volatility	241.65% to 244.92%
Risk-free rate	1.34% to 0.41%
Dividend	-
Expected life of warrants	3

Stock Options

On February 1, 2012, the Company awarded 5,000,000 options to purchase common shares to its former Chief Executive Officer and 5,000,000 options to purchase common shares to the vice president – strategic planning. These options vested immediately and were for services performed. The Company recorded stock-based compensation expense of $1,400,000 for the issuance of these options. The following weighted average assumptions were used for Black-Scholes option-pricing model to value these stock options:

Volatility	220%
Expected dividend rate	-
Expected life of options in years	10
Risk-free rate	1.87%

A summary of option activity as of March 31, 2013, and changes during the period then ended, is presented below:

Weighted
	Weighted		Average
	Average		Remaining	Aggregate
	Exercise	Number of	Contractual	Intrinsic
Options	Price	Shares	Term	Value

Balance March 31, 2012	$0.10	10,000,000	8.92	$400,000
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options cancelled/forfeited	-	-	-	-
Balance at March 31, 2013	$0.10	10,000,000	8.92	$400,000
Exercisable at March 31, 2013	$0.10	10,000,000	8.92	$400,000

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Legal Matters

On January 8, 2013, the Company received from ITL, a notice by which ITL purported to terminate the License Agreement dated December 9, 2011 between the Company and ITL (the “ITL Notice”), along with alleged damages. It is the Company’s position that ITL breached the License Agreement by delivering the ITL Notice and, that prior to the ITL Notice, the License Agreement was in full force and, on January 17, 2013 and that the Company had complied in all material respect with the License Agreement therefore the Company believes that there are no damages to ITL. As such, on January 17, 2013, the Company filed a lawsuit against ITL, which included the request for various injunctive relief against ITL for damages stemming from this breach. On February 19, 2013, the Company and ITL entered into a settlement agreement whereby the parties have agreed to the following: (1) the Company will submit a letter to the Court advising the Court that the parties have reached a settlement and that the Company is withdrawing its motion, (2) ITL will pay the Company $20,000, (3) ITL will issue to the Company, ITL’s share capital equivalent to 9% of the issued and outstanding shares of ITL, (4) the Company will change its name and (5) the settling parties agree that the license agreement will be terminated.

The Company incurred and paid approximately $385,000 in legal fees related to the litigation between the Company ITL. The primary attorneys for this issue were Winston and Strawn LLP.

Commitments

On January 31, 2012, the Company entered into a three year lease for its corporate office. This requires a monthly payment of $2,150 per month. Required annual payments are as follows: 2013-$25,800; 2014-$25,800; and 2015-$2,150.

The Company’s consulting agreement with its chief financial officer has compensation payable at $4,000 per month and 50,000 shares of common stock issuable on a quarterly basis. The contract expires on August 31, 2013.

In connection with the Company’s consulting contracts, the Company has commitments for monthly payments of approximately $26,000 for the ensuing twelve months

On August 22, 2012, the Company appointed a new chief executive officer and entered into an employment agreement. The contract provides for a base salary of $132,000 per year, the issuance of 1,500,000 shares of the Company’s common stock as a signing bonus and ratifies provisions of a previous consulting contract which was simultaneously cancelled which include the issuance of 5,000,000 ten year options exercisable at $0.10 per share and the issuance of 2,500,000 shares of the Company’s common stock conditional on the Company raising $7,500,000 in private placement funds.

On August 22, 2012, the new chief executive officer agreed to forego the cash compensation payable monthly and instead receive 60,000 shares of the Company’s common stock. On November 30, 2012, the chief executive officer’s employment contract was amended to reinstate the cash compensation and still continue to receive the 60,000 shares of the Company’s common stock on a monthly basis.

NOTE 9 - PROVISION FOR INCOME TAXES

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets consist of the following:

	March 31,
	2013	2012

Net operating losses	$10,300,000	$7,700,000
Valuation allowance	(10,300,000)	(7,700,000)
	$-	$-

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

At March 31, 2013, the Company had a U.S. net operating loss carryforward in the approximate amount of $30,000,000 available to offset future taxable income through 2032. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods. The Company also has a Canadian carry forward loss which approximates $500,000 and is available to offset future taxable income through 2032.

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and federal statutory rate for the periods ended March 31, 2013 and 2012 is summarized as follows:

	2013	2012

Federal statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal benefits	3.3	3.3
Valuation allowance	30.7	30.7
	0%	0%

NOTE 10 - SUBSEQUENT EVENTS

On May 18, 2013, the Company secured $50,000 from a San Diego based institutional investor, at terms consistent with the terms of the JMJ Financial $445,000 promissory note, entered into in mid-October, 2012.

On May 23, 2013, the Company completed a $225,000 equity private placement with New York City based institutional investor Hanover Holdings I, LLC, a New York limited liability Company ("Hanover"). The note is convertible at any time, in whole or in part, at Hanover's option into shares of the Company's common stock at a fixed conversion price of $0.055 per share (subject to adjustment). The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) covering the resale of the underlying shares of common stock that may be obtained by conversion of the note. Funds obtained through this financing will be used by the Company for general and administrative purposes and working capital. The note has an eight-month term and was issued with an initial principal amount of $337,500 for a purchase price of $225,000 (a 33.33% original issue discount). Under terms of the note, the initial principal amount of $337,500 will be reduced to the purchase price of $225,000 if the Company meets all of their filing obligations. The note accrues at the rate of 12% per annum and includes customary event of default provisions.

On May 31, 2013, the Company executed a licensing agreement with GHI for the exclusive North American marketing to commercial entities of 100% tree-free, bamboo-based, biodegradable, hospital grade wipes and other related products (see Notes 1, 5 and 6).

On June 3, 2013, the Company entered into a $5,000,000 common stock purchase agreement, dated as of June 3, 2013 (the "Purchase Agreement"), with Hanover, as described in the Current Report on Form 8-K filed by the Company with the SEC on June 5, 2103 (the "EEP Transaction"). On June 5, 2013 (the "Amendment Date"), the Company and Hanover entered into Amendment No.1 to the Purchase Agreement dated June 5, 2013 ("Amendment No. 1"). Amendment No. 1 amended and restated certain provisions of the Purchase Agreement such that the Investor, after the Amendment Date, shall no longer have the right to approve or consent to any press release of the Company relating to the EEP Transaction prior to issuance, or to approve or consent to any filing with the SEC relating to the EEP Transaction prior to filing with the SEC. Rather, after the Amendment Date, Magna shall only have the right to review and provide comments to the Company on such press releases and filings with the SEC prior to their issuance or filing, and the Company must duly consult with Magna thereon and consider such comments prior to their issuance or filing. The foregoing description of Amendment No. 1 is qualified in its entirety by reference to the provisions of Amendment No. 1 filed as exhibit 10.1 to the Form 8-K filed on June 5, 2013.

On June 12, 2013, the Company completed a $75,000 private placement for common stock with San Francisco, CA based Redwood Management, at a fixed conversion price of $0.06 per share. There are included default provisions that could result in a lower ultimate conversion price than $0.06 per share.

On June 18, 2013, the Company entered into a Letter of Intent for a Licensing Agreement with RhamInc. RhamInc, with its trade secret for the only known cost effective production of rhamnolipids, along with numerous worldwide patents, desires to have the Company market various medically related applications including, but not limited to, the use of rhamnolipids in biofilm for surgical instruments. Bruce Harmon, an officer of the Company, is the CFO and a director of RhamInc (see Note 6).

TAURIGA SCIENCES, INC. AND SUBSIDIARY
(Formerly Immunovative, Inc. and Subsidiary)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

On June 24, 2013, the Company entered into a Securities Purchase Agreement with Typenex Co-Investment, LLC (“Typenex”), for the sale of an 8% convertible note in the principal amount of $550,000 (which includes Typenex legal expenses in the amount of $7,500 and a $50,000 original issue discount) for $500,000, consisting of $100,000 paid in cash at closing and four secured promissory notes, aggregating $400,000, bearing interest at the rate of 8% per annum, the first note maturing three days after Typenex receives a letter from the Company’s transfer agent satisfactory to Typenex, in their sole discretion, and the four remaining notes each maturing sixty days following the occurrence of the maturity date (the “Investor Notes”). The Investor Notes may be prepaid, without penalty, all or portion of the outstanding balance along with accrued but unpaid interest at any time prior to maturity. The Company has no obligation to pay Typenex any amounts on the unfunded portion of the note.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In February 2013, Meyler & Company, LLC merged with Cowan, Guntesky & Co., P.A. thereby changed its name to Cowan, Guntesky & Co., P.A. The change was reported to the PCAOB as a change of name. This is not a change of auditors for the Company.

CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the year ended March 31, 2013 covered by this Form 10-K. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for the preparation of the consolidated financial statements and related financial information appearing in this Annual Report on Form 10-K. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the Chief Executive Officer and Chief Financial officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time, control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2013 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of March 31, 2013, the Company had material weaknesses in its internal control over financial reporting and was deemed to be not effective. Specifically, management identified the following material weaknesses at March 31, 2013:

1.	Lack of oversight by independent directors in the establishment and monitoring of required internal controls and procedures;
2.	Lack of functioning audit committee, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;
3.	Insufficient personnel resources within the accounting function to segregate the duties over financial transaction processing and reporting and to allow for proper monitoring controls over accounting;
4.	Insufficient written policies and procedures over accounting transaction processing and period end financial disclosure and reporting processes.

To remediate our internal control weaknesses, management intends to implement the following measures:

●	The Company will add sufficient number of independent directors to the board and appoint an audit committee.

●	The Company will add sufficient knowledgeable accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements.

●	Upon the hiring of additional accounting personnel, the Company will develop and maintain adequate written accounting policies and procedures.

The additional hiring is contingent upon the Company’s efforts to obtain additional funding through equity or debt for its continued operational activities and corporate expenses. Management expects to secure funds in the coming fiscal year but provides no assurances that it will be able to do so.

We understand that remediation of material weaknesses and deficiencies in internal controls are a continuing work in progress due to the issuance of new standards and promulgations. However, remediation of any known deficiency is among our highest priorities. Our management will periodically assess the progress and sufficiency of our ongoing initiatives and make adjustments as and when necessary.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant rules of the SEC that permit us to provide only management’s report in this annual report. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Included in the Act is a provision that permanently exempts smaller public companies that qualify as either a Non-Accelerated Filer or Smaller Reporting Company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting

In August 2012, the Company appointed Seth M. Shaw as chief executive officer and chairman. Mr. Shaw has more than ten years’ experience in the business and financial profession.

In September 2012, the Company appointed Bruce Harmon as chief financial officer. Mr. Harmon has more than thirty years’ experience as a financial professional serving as chief financial officer of several publicly registered entities.

Except as set forth above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

The Company’s management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of the control system must reflect that there are resource constraints and that the benefits must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

DISCLOSURE OF COMMISSION POSITION OF
 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Florida’s Corporate Statutes authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification, including reimbursement of expenses incurred, under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. In addition, the registrant’s Bylaws provide that the registrant has the authority to indemnify the registrant’s directors and officers and may indemnify the registrant’s employees and agents (other than officers and directors) against liabilities to the fullest extent permitted by Florida law. The registrant is also empowered under the registrant’s Bylaws to purchase insurance on behalf of any person whom the registrant is required or permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, together with all amendments and exhibits, with the SEC. This Prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this Prospectus to any of our contracts or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contracts or documents. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings and the registration statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

FINANCIAL STATEMENTS

Our consolidated financial statements as of and for the period ended March 31, 2013 and 2012 are included herewith.